   As filed with the Securities and Exchange Commission on January 18, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                              RIGHTSTART.COM INC.
            (Exact Name of Registrant as Specified in Its Charter)
                                ---------------

            Delaware                              5945                      95-4745350
 (State or Other Jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)     Identification Number)
                                   5388 Sterling Center Drive, Unit C
                                       Westlake Village, CA 91361
                                             (818) 707-7100

   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)
                                ---------------
                                JERRY R. WELCH
                     Chief Executive Officer and President
                              RightStart.com Inc.
                      5388 Sterling Center Drive, Unit C
                      Westlake Village, California 91361
                                (818) 707-7100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                ---------------
                                  Copies to:

            KENNETH J. BARONSKY, ESQ.                            PETER LILLEVAND, ESQ.
       Milbank, Tweed, Hadley & McCloy LLP                         IAIN MICKLE, ESQ.
      601 South Figueroa Street, 30th Floor                Orrick, Herrington & Sutcliffe LLP
          Los Angeles, California 90017                    Old Federal Reserve Bank Building
                  (213) 892-4000                                   400 Sansome Street
                                                              San Francisco, CA 94111-3143
                                                                     (415) 392-1122

                                ---------------

  Approximate Date Of Commencement Of Proposed Sale To The Public: As Soon As Practicable After The Effective Date Of This Registration Statement.
                                ---------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                              Proposed maximum
           Title of each class of            aggregate offering    Amount of
        securities to be registered               price(1)      registration fee
--------------------------------------------------------------------------------
Common stock, par value $0.01..............     $69,000,000         $18,216
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Pursuant to Rule 457(o), the proposed maximum aggregate offering price is estimated solely for the purpose of calculating the registration fee.
                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

 Subject to Completion, Dated              , 2000

[LOGO of RightStart.com(TM)]



--------------------------------------------------------------------------------
      Shares

 Common Stock
--------------------------------------------------------------------------------

 This is the initial public offering of RightStart.com Inc. We are offering shares of our common stock and the selling stockholder identified in
 this prospectus is offering an additional       shares of our common stock.
 RightStart.com will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder. We anticipate that the initial
 public offering price will be between $      and $      per share.

 Application has been made for quotation of our common stock on the Nasdaq National Market under the trading symbol "TOTS."

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

             Public     Underwriting                 Proceeds
             Offering   Discounts and Proceeds to    to Selling
             Price      Commissions   RightStart.com Stockholder
             ---------- ------------- -------------- -----------
  Per Share  $           $             $             $
  Total      $           $             $             $

 We have granted the underwriters the right to purchase up to additional shares to cover any over-allotments.

 Deutsche Banc Alex. Brown                                    J.P. Morgan & Co.

                                  ING Barings

 The date of this prospectus is               , 2000

      [DESCRIPTION OF INSIDE COVER COLOR ARTWORK TO BE FILED BY AMENDMENT]

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information and audited financial statements and accompanying notes appearing in this prospectus. The terms "we," "us" and "our" as used in this prospectus refer to RightStart.com Inc. References to "The Right Start" refer to The Right Start, Inc.

                                 RightStart.com

  RightStart.com is the leading online specialty retailer of high quality developmental, educational and care products for children. We are dedicated to providing our customers with a unique online shopping experience by offering a trusted assortment of products carefully selected with regard to quality, safety and developmental value and by providing a high level of customer service.

  We believe our relationship with The Right Start, a specialty retailer with 50 stores throughout the United States, and our experience with our widely-distributed catalog, which has been in existence since 1985, combined with our online store provide us with a meaningful tri-channel marketing advantage relative to online-only retailers in our market. We provide a number of customer services aimed at bringing the specialty retail experience of The Right Start's retail stores to our online customers, including free ground shipping, free gift wrapping, guaranteed same-day shipping and in-stock availability of products featured in our online store, 24-hour customer service and live online help, product returns to any of The Right Start's retail stores and editorial content, including parenting articles. We launched our online store on June 29, 1999, and through January 1, 2000 we achieved $8.0 million in online store sales before deducting promotional discounts.

  We believe we have developed parental trust by offering a pre-selected assortment of high quality developmental, educational and care products for children. In adhering to our "best of breed" approach, we carefully select products, based on test results and other criteria, to ensure that each of the products we offer meets our standards for quality, safety and developmental value. We believe that the aggregate market in the United States for our product categories was approximately $19 billion in 1998. Our product offerings include a full assortment of motherhood and childcare products, children's developmental and educational toys, books, software, music, videos, sports equipment, nursery and kids' room accessories safety items, bath accessories and travel accessories. We offer products selected from well-known brands such as Baby Trend(R), Graco(R), Safety 1st(R) and Kenneth Cole as well as niche brands such as Britax(R), Peg Perego(R), Baby Bjorn(R), Kidco, Tiny Love(R), Lamaze(R) and Medela(R). We carefully select these products from a highly-fragmented group of over 350 vendors. Because our select product line of high quality developmental, educational and care products for children excludes most mass-market toys, we believe we achieve higher gross margins relative to online-only retailers in our market.

  We believe our relationship with The Right Start provides us with advantages relative to other online retailers, including:

  . Superior Brand Name Recognition. The "Right Start" brand name has been associated with high quality developmental, educational and care products for children and high levels of customer service for nearly 15 years.

  . Established Relationships with Customers. The Right Start has built a high level of trust and brand awareness among new parents.

  . Cross-Marketing Opportunities. The Right Start's existing network of 50 retail stores, its plans to open 30 additional stores in 2000 and our own widely-distributed catalog provide us with substantial tri-channel marketing opportunities.

  . Vendor Relationships and Proven, Scalable Distribution Capabilities. We are able to leverage an existing product procurement infrastructure developed by The Right Start to carefully select products from a highly-fragmented group of manufacturers and suppliers. In addition, we believe our ability to leverage The Right Start's proven, scalable distribution system and our fulfillment experience gained from long-term catalog operations give us a significant advantage over online-only retailers in our market.

  . Customer Convenience. Products purchased online may be returned to any of The Right Start's retail stores and customers may visit any of The Right Start's retail stores to experience the touch and feel of a selection of our products or view demonstrations for products that they may later purchase on RightStart.com.

  . Preferred Partnering Arrangements. We believe our relationship with The Right Start gives us substantial advantages in developing marketing arrangements with preferred partners by allowing us to offer extensive cross-promotional opportunities such as retail store presence, access to The Right Start's customer database and inclusion in The Right Start's direct mail advertising.

  . Outstanding Customer Care. We provide a number of services aimed at bringing the specialty retail experience of The Right Start's retail stores to online customers, including free ground shipping, guaranteed same-day shipping and in-stock availability of products featured in our online store and 24-hour customer service and live online help.

  . Merchandising Expertise. We leverage the merchandising expertise of The Right Start to select products that meet our standards for quality, safety and developmental value. As a result, we offer a unique assortment of products not offered by mass-market retailers.

  We have created a multi-faceted growth strategy that is designed to leverage our brand name and increase sales from existing as well as new customers. Key components of our strategy include: expanding product offerings in existing departments within our online store, launching new departments within our online store, enhancing customer care, establishing additional strategic alliances and expanding into select international markets.

  As more women use the Internet to communicate and conduct commerce, we believe we are well-positioned to be their online retailer of choice for developmental, educational and care products for children. Jupiter Communications estimates that the number of Internet users who are women in the United States will increase from approximately 40 million in 1998 to approximately 79 million in 2003. In addition, Jupiter Communications projects that online spending by women will grow from approximately $3 billion in 1998 to approximately $41 billion in 2003.

  Consistent with our strategy of developing strategic relationships, we recently entered into a term sheet with Oxygen Media, LLC, a multi-platform media company dedicated to women. We expect to provide Oxygen Media's online users with products from all our departments and product categories. RightStart.com may be accessed directly through MomsOnline, Oxygen Media's Web site for parents. In addition, we expect to receive an average of seven minutes of television advertising time daily through 2002 on the Oxygen Media cable network, which is expected to launch nationwide in February 2000. Furthermore, both parties have agreed to prominently advertise each other and we expect to be promoted across Oxygen Media's online properties. Our relationship also provides us with access to Oxygen Media's proprietary online content.

  RightStart.com was established for the purpose of engaging in online commerce. As part of our initial capitalization, in April 1999, The Right Start contributed to us certain assets comprising its catalog and online operations. Immediately following this offering, The Right Start will own approximately
   % of our common stock. In July 1999, we raised $15 million in a privately placed financing to third-party investors, including affiliates of Sierra Ventures Management Company and Palomar Ventures I, L.P. RightStart.com was incorporated in Delaware on April 9, 1999. Our corporate offices are located at 5388 Sterling Center Drive, Unit C, Westlake Village, CA 91361. Our telephone number is (818) 707-7100. Information contained on our Web site does not constitute part of this prospectus.

                                  Risk Factors

  An investment in our common stock involves a high degree of risk. We have a limited online operating history and, during the 48 weeks ended January 1, 2000, we incurred a net loss of $9.0 million. We expect our operating losses and negative cash flow to continue for the foreseeable future. In addition, our business is subject to a number of other risks, including intense competition, the difficulty of entering into new market segments and our reliance on our relationships with The Right Start, our technology partner and our product vendors.

                                  The Offering

 Common stock offered by RightStart.com.............               shares
 Common stock offered by the selling stockholder....               shares
 Common stock to be outstanding after the offering..               shares
 Use of proceeds.................................... For marketing and advertising, online store
                                                     development and other
                                                     general corporate
                                                     purposes, including
                                                     working capital and
                                                     capital expenditures. See
                                                     "Use of Proceeds."
 Proposed Nasdaq National Market symbol............. TOTS

  The number of shares of common stock to be outstanding after the offering as set forth above is based on the number of shares actually outstanding as of January 1, 2000. The number excludes, as of January 1, 2000, a total of 1,769,500 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.18 per share, and a total of 483,500 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.41 per share.

  Unless otherwise specifically stated, information throughout this prospectus assumes the underwriters' over-allotment option is not exercised.

  "The Right Start" is a registered trademark of The Right Start, Inc. All other product names, trade names, trademarks and service marks referred to in this prospectus are the property of their respective owners.

                         Summary Financial Information
                     (in thousands, except per share data)

  The summary financial information below reflects that, prior to June 29, 1999, we had no online operations. We acquired our catalog operations in April 1999 from The Right Start. The adjusted balance sheet data below reflects the
estimated net proceeds from the sale of               shares of common stock
offered by us at an assumed initial public offering price of $        per
share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                               Fiscal 1999 Quarters
                         Fiscal 1998                (unaudited)                Fiscal 1999
                         ----------- ----------------------------------------- -----------
                          52 Weeks   Nine Weeks 13 Weeks  13 Weeks   13 Weeks   48 Weeks
                            Ended      Ended     Ended     Ended      Ended       Ended
                         January 30,  April 3,  July 3,  October 2, January 1, January 1,
                            1999        1999      1999      1999       2000       2000
                         ----------- ---------- -------- ---------- ---------- -----------
Statement of Operations
 Data:
 Online store sales.....   $  --       $  --     $    6   $ 1,463    $ 6,519     $ 7,988
 Catalog sales..........    4,736       1,165     1,250       398        654       3,467
                           ------      ------    ------   -------    -------     -------
 Total sales............    4,736       1,165     1,256     1,861      7,173      11,455
 Promotional discounts..      --          --          1       267      1,211       1,479
                           ------      ------    ------   -------    -------     -------
 Net sales..............    4,736       1,165     1,255     1,594      5,962       9,976
 Gross profit...........    2,556         679       700       594      2,224       4,197
 Operating income
  (loss)................     (126)        181       (41)   (1,268)    (8,060)     (9,188)
 Net income (loss)......     (126)        181       (41)   (1,153)    (7,959)     (8,972)
 Net income (loss)
  available to common
  stockholders..........   $ (126)     $  181    $  (41)  $(1,153)   $(8,484)    $(9,497)
                           ======      ======    ======   =======    =======     =======
 Basic and diluted net
  income (loss) per
  common share..........   $(0.02)     $ 0.03    $(0.01)  $ (0.20)   $ (1.00)    $ (1.42)
                           ======      ======    ======   =======    =======     =======
 Shares used to compute
  basic and diluted net
  income (loss) per
  common share..........    5,767       5,767     5,767     5,767      8,448       6,694

                                                      As of January 1, 2000
                                                      --------------------------
                                                       Actual      As Adjusted
                                                      ------------ -------------
Balance Sheet Data:
 Cash and cash equivalents........................... $      6,620
 Working capital.....................................        4,197
 Total assets........................................       10,495
 Total stockholders' equity..........................        6,773

                                  RISK FACTORS

  You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

                         Risks Related to Our Business

We have a limited operating history which makes it difficult to predict our future performance.

  We were founded in April 1999 and launched our online store in June 1999. Accordingly, we have only a limited online operating history upon which to evaluate our online operations. Our historical operating results may not be indicative of our future quarterly or annual results because they are based primarily on the catalog operation that was of decreasing importance to its prior owner, and such operation will not be the focus of our business strategy. Additionally, as a result of our limited online operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales which are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected order shortfall. This inability could cause our operating losses in a particular quarter or in a series of quarters to be greater than expected.

We anticipate future losses and negative cash flow.

  We have incurred operating losses and negative cash flow since our inception and we expect operating losses and negative cash flow to continue for the foreseeable future. We incurred a net loss of $9.0 million for the 48 weeks ended January 1, 2000. We anticipate our operating losses will increase significantly because we expect to incur substantial expenses related to:

  .  marketing and advertising activities;

  . the expansion of our product offerings and editorial content in our online store;

  . the continued development of our online store and technology, as well as the systems that we use to process customers' orders and payments, and the costs associated with bringing certain of these functions in-house;

  .  the expansion of our inventory management and distribution operations;
     and

  .  the hiring of additional staff to support growth.

  Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis in the future.

Our operating results are difficult to predict. If we fail to meet the expectations of securities analysts and investors, the trading price of our common stock may decline significantly.

  Our quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our online business has been in operation for less than a year, our operating results are difficult to predict. In addition, because our prior results reflect a catalog business that was of decreasing importance to its prior owner and such operation will not be the focus of our business strategy, we believe that quarter to quarter comparisons of our historical operating results are not a good indication of our future performance. In some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may decline significantly.

  Factors that may harm our business and cause our operating results to fluctuate include the following:

  .  our inability to manage and control the distribution of our products;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

  .  technical difficulties, system downtime or Internet brownouts;

  . the ability of our competitors to offer new or enhanced online stores, services or products;

  . fluctuations in the amount of consumer spending on developmental, educational and care products for children;

  . our inability to obtain new customers at reasonable cost or retain existing customers;

  . decreases in the number of visitors to our online store or our inability to convert a sufficiently high percentage of visitors to our online store into customers;

  .  the acceptance by our customers of our mix of products;

  .  increases in the level of our product returns;

  .  increases in the cost of online or offline advertising;

  . the termination of existing, or the failure to develop new, strategic marketing alliances;

  .  increases in shipping and delivery costs;

  .  price competition;

  . the inability to hire and retain qualified management personnel and employees;

  .  conditions or trends in the Internet and the online commerce industries;

  .  government regulations related to use of the Internet for commerce;

  . our inability to adequately maintain, upgrade and develop our online store, the systems that we use to process customers' orders and payments or our computer network;

  .  increased seasonality;

  . our inability to manage and control inventory levels or control inventory theft; and

  .  general economic conditions.

We may not be able to compete successfully against current and future competitors.

  The market for developmental, educational and care products for children is intensely competitive. In particular, the online market for these products is newly developing, rapidly evolving and intensely competitive. We expect competition to intensify in the future because new competitors can enter our market with little difficulty and can launch online stores at a relatively low cost. Increased competition is likely to result in price reductions and reduced gross margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

  We compete with a variety of companies, including:

  . traditional store-based retailers of children's products, such as Toys "R" Us, Babies "R" Us, FAO Schwarz, Zany Brainy, Noodle Kidoodle, BabyGap, Gymboree, Imaginarium and our parent, The Right Start;

  . various online retailers of children's products, such as Amazon.com, KBkids.com, eToys.com, iVillage, Women.com, Smarterkids.com and Toysmart.com;

  . major discount retailers of products for children, such as Target, Wal-Mart and K-Mart;

  . online efforts of traditional retailers, including the online stores operated by Toys "R" Us, FAO Schwarz, Zany Brainy, Noodle Kidoodle, BabyGap, Gymboree and Wal-Mart;

  . Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite@Home and Lycos; and

  . catalog retailers of products for children, babies, toddlers and expectant mothers.

  Most traditional store-based and online retailers have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than we do, and many of them sell a much broader range of products. Many of these competitors can devote substantially more resources to online commerce than we can. Our competitors may also be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

If we enter new business categories that do not achieve market acceptance, our brand name and reputation could be damaged.

  The planned expansion of our business, including new departments and product categories, will require significant additional expenses, and may strain our management, financial and operational resources. This type of expansion will also subject us to increased inventory risk. We recently launched a new department within our online store featuring developmental, educational and care products for children from ages two to six years old and we intend to further expand our operations by offering products for children through age 12 years old. In addition, we plan to develop other new departments and product categories, expand the breadth and depth of products and services we offer and expand our market presence through relationships with third parties. Any such expansion of our business that is not favorably received by consumers could damage our brand name and reputation and could require us to take significant inventory markdowns, either of which could cause our net sales to fall below expectations.

We are substantially dependent on our relationship with The Right Start.

  We obtain products and services from The Right Start, including access to The Right Start's inventory of products for children from birth to age three years old. To date, we have obtained all of our inventory from The Right Start, pursuant to a management services agreement. Our relationship with The Right Start provides us with several benefits, including association with its brand name, access to purchasing and other discounts that we would not otherwise be able to obtain and promotion of our online store in The Right Start's 50 retail stores nationwide. Under the management services agreement, we also receive various services from The Right Start, including payroll processing, benefits administration, insurance (property, casualty, medical, dental and life), tax, merchandising, fulfillment and telecommunications. Our cost for these services may increase if the management services agreement were terminated. The Right Start may terminate the management services agreement (in full or in part):

  .  on continuing default by us;

  .  on a bankruptcy or liquidation event of The Right Start or us;

  .  on the sale of our business;

  . at any time after December 31, 2000 on 120 days prior written notice if our annual sales run rate is projected to be in excess of $40 million as is currently the case; or

  . at any time after December 31, 2000 on 120 days prior written notice if The Right Start is required to make expenditures to provide continued services under the agreement above a specified level if expenditures are not subject to reimbursement by us.

  There can be no assurance that if the management services agreement were terminated we would be able to find comparable suppliers capable of providing products and services on terms satisfactory to us or on terms as favorable to us as provided in the management services agreement. To the extent that The Right Start does not have sufficient capacity or is otherwise unable to satisfy our requirements on a timely basis, our business, financial condition, results of operations and prospects could be adversely impacted.

  We have also entered into an intellectual property agreement with The Right Start. Under the intellectual property agreement, The Right Start granted us the right to use the name "Right Start," as well as all trademarks, service marks, trade dress, trade names, domain names and other source designations owned or used by The Right Start, in connection with our online and catalog businesses. The Right Start has also granted us a non-exclusive license to use its intellectual property and customer information. The intellectual property agreement may be terminated by The Right Start upon a continuing default by us and upon a change of control of RightStart.com if the acquiror is a direct competitor of The Right Start.

  Because we entered into the intellectual property agreement and the management services agreement at the time that we were a wholly-owned subsidiary of The Right Start, we believe that the terms of these agreements are more favorable to us than terms we could have obtained in the absence of such relationship. The termination of either of these agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are substantially dependent on our arrangements with our technology partner.

  We are substantially dependent on the technology services that we receive from Guidance Solutions, Inc. In lieu of developing our own in-house technology group, we engaged Guidance Solutions to develop, host, maintain and enhance our Web site. Although we own or lease the computer hardware and own or license the software necessary to operate our Web site, Guidance Solutions and Level 3 Communications, Inc., a subcontractor of Guidance Solutions, operate and maintain our Web site on a day-to-day basis. Guidance Solutions also provides technological assistance to our third-party distribution facility and in-house logistics team, including the monitoring of credit card verification services, order shipment and inventory levels (to ensure that, to the extent practical, only in-stock products are displayed on our Web site). Guidance Solutions also helps us develop the online architecture for our new customer services, such as our planned personal shopper service, children's wish list, gift registry, message board, chat room and events calendar. Our relationship with Guidance Solutions is governed by an ongoing fee-for-services agreement that may be terminated upon material breach by either party (except that the licenses of the software necessary to operate our Web site continue indefinitely). We cannot assure you that if we were to lose the services of Guidance Solutions for any reason that we would be able to locate and retain an adequate replacement on commercially reasonable terms in a timely manner or at all. Accordingly, the failure of Guidance Solutions or its subcontractors to provide us with ongoing technology services could have a material adverse effect on our business, financial condition, results of operations and prospects.

  Our ability to improve the functionality of our Web site and support increased traffic depends on our ability to cost-effectively ramp up our Web site operations. Guidance Solutions currently is principally responsible for determining the hardware and software required to maintain and expand the functionality of our Web site. Since we believe our success is based in large part on our high level of customer service, Guidance Solution's failure to successfully anticipate the technology needs associated with our growth or its failure to implement appropriate upgrades to our Web site operations on a timely basis could have a material adverse effect on our business, financial condition, results of operations and prospects.

  We intend to develop our own in-house technology department and assume the day-to-day operations and maintenance of our Web site after we locate, hire and train our technology staff. We expect such in-house transition to be substantially completed by the end of 2000. The competition for qualified technology personnel is intense, particularly in the Internet sector. We may be negatively impacted if we are unable to hire qualified individuals or fail to successfully integrate and retain such individuals in our operation. We will be dependent on Guidance Solutions to assist us in training these individuals. The move of our Web site operations in-house also could initially result in impaired response times to hardware or software problems as they arise, leading to potential Web site down-time over the transition period.

We may be unable to meet our future capital requirements.

  Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. Although we have increased sales, our expenses also have continued to increase and we expect to increase our expenses significantly in future periods as we seek to build our market share. As a result, we do not expect to be able to fund our operations from internally generated funds for the foreseeable future. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could increase our need for additional capital. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, continue to develop our online store or otherwise respond to competitive pressures would be significantly limited.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could disrupt our business.

  The loss of the services of one or more of our key personnel could adversely affect our business. We depend on the continued services and performance of our senior management and other key personnel, particularly Jerry R. Welch, our Chairman, President and Chief Executive Officer. Mr. Welch is also Chairman, President and Chief Executive Officer of The Right Start and a Managing Director of Kayne Anderson Investment Management, LLC. Our future success also depends upon the continued service of our other executive officers and other key sales, marketing and support personnel. The majority of our senior management has joined us since October 1, 1999, including our Chief Financial Officer, our Senior Vice President, Business Development, our Senior Vice President and General Counsel, our Senior Vice President, Fulfillment and Customer Service and our Vice President, Marketing. Our future success depends on these officers effectively working together with our original management team. We do not have "key person" life insurance policies or employment agreements covering any of our employees.

If we or our suppliers are unable to obtain sufficient quantities of products from our vendors in a timely manner, our net sales will decrease.

  We do not own or operate any manufacturing facilities. Instead, we depend on manufacturers and suppliers to provide us sufficient quantities of products at competitive prices. We currently buy our products from over 350 vendors. During the 48 weeks ended January 1, 2000, the products provided by three suppliers accounted for more than 5.0% of our net sales, with Britax Child Safety Inc. accounting for approximately 14.0%, Peg Perego accounting for approximately 7.5% and Regal Lager, Inc. accounting for approximately 5.9%. We do not have long-term or exclusive arrangements with any vendor or distributor that guarantee the availability of products to us. If we do not receive shipments in a timely manner, we may miss delivery deadlines and our customers may subsequently cancel orders, refuse to accept deliveries or demand discounts. Additionally, certain vendors have limited or prohibited online sales of their products. Our manufacturers may adopt similar or other policies that limit our ability to execute our business plan. Any of these circumstances could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we experience problems in distribution and fulfillment, we could lose customers.

  We rely upon third-party service and product fulfillment providers for product shipments, including shipments to and from our distribution facility, as well as fulfillment and inventory services. We are therefore subject to risks, including employee strikes and inclement weather, associated with such shipment carriers' ability to provide delivery services to meet our shipping needs and such product fulfillment providers' ability to pick and pack orders. In addition, if our primary shipment carriers or fulfillment providers fail to devote a sufficient number of employees or amount of space to us, our ability to deliver products in a timely manner could also be impaired. Our shipment carriers and product fulfillment providers may also depend upon temporary employees to fulfill our needs during peak periods and there can be no assurance that sufficient temporary employees will be available to ensure timely deliveries. Failure to deliver products to our customers in a timely manner could damage our reputation and brand name.

We are dependent on our marketing and partnering arrangements to drive traffic to our online store to generate sales.

  We rely on strategic alliances to attract users to our online store and promote our brand name. We have entered into alliances with a variety of companies, including Oxygen Media, Allpets.com, Inc. and MyEvents.com, Inc. We believe that such alliances will result in increased traffic to our online store. Our ability to generate net sales from our online store may depend on the increased traffic and brand name promotion that we expect to receive through these alliances. There can be no assurance that these alliances will be maintained beyond their initial terms or that additional alliances will be available to us on acceptable commercial terms or at all. The inability to enter into new, or to maintain any one or more of our existing, significant strategic alliances could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not successfully expand our online store and the systems that process customer orders, we could lose customers and our net sales could be reduced.

  Our success also depends on our ability to rapidly expand our operations in order to accommodate significant increases in customer orders and traffic to our online store. If we fail to upgrade our Web site in a timely manner in order to accommodate increased traffic, we may lose customers, which would reduce our online sales. Furthermore, if we fail to expand the computer systems that we use to process and ship customer orders and process payments, we may not be able to successfully distribute customer orders. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We have experienced periodic systems interruptions while enhancing and expanding these computer systems and we expect similar interruptions during future expansion. We believe such interruptions have caused us to lose customers in the past. If future interruptions are significant, our online sales may decrease significantly.

Our affiliation with The Right Start may cause potential conflicts of interest.

  Following this offering, The Right Start, together with affiliates of The
Right Start, will beneficially own approximately     % of our outstanding
common stock. Jerry R. Welch serves as Chairman, President and Chief Executive Officer of both RightStart.com and The Right Start. Additionally, both Richard
A. Kayne and Fred Kayne are members of the boards of directors of our company and The Right Start. Mr. Welch and Richard A. Kayne are affiliates of Kayne Anderson Investment Management, which beneficially owns approximately 64.6% of The Right Start as of the date of this offering. Additionally, Mr. Welch holds options to purchase 500,000 shares of our common stock and Richard A. Kayne and Fred Kayne each hold options to purchase 40,000 shares of our common stock. Although we have entered into binding agreements with The Right Start governing many aspects of our relationship, The Right Start's continuing beneficial ownership of our common stock, the ownership of The Right Start common stock by directors and officers of our company and their service as directors or officers of both our company and The Right Start could create conflicts of interest when those directors and officers are faced with decisions that could have different implications for our company and The Right Start, including potential acquisitions of businesses, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends and other matters.

Our business relies on foreign product sources. We may expand our business internationally and become subject to currency, political, tax and other uncertainties.

  During the 48 weeks ended January 1, 2000, approximately 8.5% of our net sales represented products purchased by us from international suppliers. In addition, a significant number of products we purchase from domestic suppliers are manufactured abroad. We expect to become even more dependent on imported items. In addition, during fiscal 2000 we plan to expand into Canada and the United Kingdom, and we intend to explore additional international markets. As a result, we are subject to risks associated with the purchase of products manufactured abroad and the conduct of business abroad, such as:

  .  fluctuations in currency exchange rates that may impact price;

  . economic and political instability in foreign countries that may impact supply;

  .  transportation delays;

  . actions by foreign governments that restrict the number or increase the cost of exports;

  . the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes;

  .  foreign trade and tax laws;

  .  foreign labor practices that may increase prices or impact supply;

  .  reduced protections for intellectual property rights in some countries;

  .  opening and managing distribution centers abroad; and

  .  developing customer lists and marketing channels.

  Our operating results depend in part on our ability to manage such risks while still offering an attractive product mix at profitable prices. The realization of one or more of the risks listed above may interrupt or delay imports, substantially increase the cost of our imports or materially adversely effect our planned international business. If for any reason it becomes necessary to locate alternative product sources, the products available through those sources may be of lesser quality or more expensive than the products we currently buy. Furthermore, expansion into international markets may present competitive and merchandising challenges different from those we currently face. We cannot assure you that we will expand internationally or that any such expansion will result in profitable operations.

Our Internet sales could decrease if our online security measures fail.

  Our relationships with our customers would be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. We rely on security and authentication technology that we license from third parties. With this technology, we perform real-time credit card authorization and verification with our credit card processor. We cannot predict whether the technology we use to protect a customer's personal information might fail. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain credit cardholders' signatures. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. There can be no assurance that we can prevent all security breaches. To the extent that we or our third-party contractors store and transmit proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability.

Our online store is dependent on third-party software and services.

  We have entered into a number of service agreements with third parties that supply software to operate, maintain and provide other services for our online store. We generally do not have long-term relationships with and have limited control over the companies that provide these third-party services. Many companies providing services to us, including Guidance Solutions and a number of our software and Internet support systems providers do not have significant operating histories. Although we believe that our service providers are reputable and dependable, there can be no assurance that such parties will continue to perform such services or that they could be replaced on commercially acceptable terms, or at all.

  The operation of our online store is currently dependent on third parties for the following services:

  .  Internet and telecommunications systems (hosting);

  .  delivery services;

  .  inventory storage and handling;

  .  credit card processing;

  .  software services; and

  .  shopping cart and other Internet services.

Our facilities and systems are vulnerable to natural disasters and other unexpected problems. The occurrence of a natural disaster or other unexpected problem could damage our reputation and brand name and reduce our sales.

  Our business and net sales greatly depend upon third party telecommunications and our own computer systems, located primarily in Southern California, to receive and fulfill customer orders. Our facilities and systems may be damaged or interrupted due to fire, flood, power loss, telecommunications failure, security breaches, earthquakes and similar events. A natural disaster or other unanticipated problem could cause interruptions or delays in our business or cause us to lose data or render us unable to accept or fulfill customer orders. If any of these events occur, our business and property insurance may not adequately compensate us for our resulting losses. In addition, our business, financial condition, operating results and prospects could be adversely affected.

  Although we, along with our third-party service providers, are developing a disaster recovery plan for our online store, we currently do not have a formal disaster recovery plan to prevent delays arising from the failure of our information systems.

Our intellectual property may not be safeguarded or we may be subject to intellectual property infringement claims.

  The steps we take to protect our proprietary rights may be inadequate or insufficient to provide full protection. Our copyrights, service marks, trademarks, trade dress, trade secrets and other forms of intellectual property are critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, business partners and others to protect our proprietary rights. However, a third party could copy or otherwise obtain our intellectual property without authorization. For example, employees, our business partners or consultants could breach their confidentiality agreements. In such a situation, we may not have adequate remedies for breach. Our inability to protect our proprietary rights may materially adversely affect our business, financial condition, results of operations and prospects.

  We cannot predict whether third parties will assert infringement claims against us, or whether any future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, even if they are without merit, we may face costly litigation, diversion of technical and management personnel or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. If there is a successful claim of intellectual property infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, financial condition, results of operations and prospects could be adversely impacted.

  The United States Patent and Trademark Office issued a federal trademark registration to The Right Start for "The Right Start." The Right Start has filed for but has not yet been issued a federal trademark registration for "Right Start" for online retail sales of infants' and children's products and other goods and services. Under the intellectual property agreement, The Right Start granted us the right to use the marks it owns and uses, including the trademark "The Right Start" and the related trade name. Our trademarks are not registered in every country in which we sell or may sell products. We may be unable to obtain trademark, service mark and copyright registration, or otherwise obtain effective protection for our trademarks, service marks, copyrights and trade secrets in every country in which we sell products and render services online either because the mark is unavailable or because the protective regimes are inadequate. Therefore, our efforts to protect our online proprietary rights may not be adequate and our online business may be adversely affected. Also, it may be difficult or impossible to obtain registration for our mark for certain classes of goods and services because of the prior use and registration of our mark by another party. While it may be possible in some instances to obtain registration through consent and license agreements, these may restrict the nature and extent of our business in certain countries. For example, in the United Kingdom we are aware that it may be difficult to achieve registration for our mark for certain clothing items because of the prior use and registration of a "right start" mark for shoes.

If we are unable to acquire or maintain ownership of necessary Internet domain names, our brand name and reputation could be damaged and we could lose customers.

  RightStart.com owns the web domain name www.rightstart.com. Governmental agencies and their designees regulate the acquisition and maintenance of domain names. Changes may occur in the regulation of domain names in the United States and in foreign countries in the near future. In the United States, such changes may include a transition from the current system to a system which is controlled by one or more non-profit corporations. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain relevant domain names in all jurisdictions in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may not be able to prevent third parties from using similar domain names that decrease the value of our trademarks and other property rights and take customers away from our online site.

                         Risks Related to Our Industry

Our success in selling products online depends on the viability of the Internet.

  Our success depends on the acceptance of the Internet for commercial use. A number of issues concerning the commercial use of the Internet remain unresolved, including:

  .  transaction and data security;

  .  reliability;

  .  cost;

  .  ease of access;

  .  quality of service; and

  .  bandwidth availability.

  Our business will be adversely affected if the Internet develops more slowly than expected as a commercial medium. In addition, companies that control access to Internet transactions through Internet connectivity, portal services or Web browsers could promote our competitors over us or charge us a substantial fee for providing traffic to our online store.

  Because the Internet is still in a relatively early stage of development, there is no guarantee that consumers will use the Internet extensively for retail purchases. Consumer concerns about privacy and security may hinder the growth of Internet retailing and use of our online store.

  The success of our online store also largely depends on the development of an infrastructure for providing Internet access and services. The Internet could become an impracticable commercial medium due to delays in the development or adoption of new methods to handle greater Internet activity or due to greater governmental regulation. We are not certain that the infrastructure necessary to make the Internet a viable, long-term commercial marketplace will be developed. Even if such an infrastructure develops, we are not certain that the Internet will become a viable marketing and sales channel for our products.

  The recent growth in the use of the Internet has caused frequent periods of impaired performance. As a result, routers and switches, telecommunications links and other components of the infrastructure of Internet service providers will need to be upgraded as use of the Internet continues to expand. Our ability to provide products to customers more quickly and increase the scope of our service ultimately depends on the speed and reliability of the networks operated by third parties. Consequently, the growth of the market for the products offered in our online store depends upon improvements being made to the Internet to alleviate congestion. If the Internet does not continue as a viable, long-term commercial marketplace, our business, financial condition, results of operations and prospects will be materially adversely affected.

  The rapid technological change and the emergence of new industry standards and practices related to the Internet could render our existing online store and related technology obsolete. Our performance will depend, in part, on our ability to do the following:

  . both license and internally develop leading technologies useful in our business;

  .  enhance our existing services;

  .  enhance and improve the functionality of our online store;

  . develop new services and technologies to keep up with the increasingly sophisticated and varied needs of prospective customers; and

  . respond to technological advances and emerging industry standards and practices in a cost effective and timely manner.

  Developing our online store involves significant technical and business risks. There can be no assurance that we will succeed in using new technologies effectively or that we will succeed in adapting our online store, our systems that process customers' orders and payments and our computer networks to customer requirements or emerging industry standards. If for technical, legal, financial or other reasons we cannot adapt in a timely manner to the changing market conditions or customer requirements, or if our online store does not achieve market acceptance, our business, financial condition, results of operations and prospects may be materially adversely affected.

We are susceptible to changing economic conditions.

  Our business depends substantially on middle- to upper-income individuals whose income may be adversely affected by changes in economic conditions. A prolonged economic downturn throughout the United States may decrease sales of our products and have a material adverse effect on our business, financial condition, results of operations and prospects.

We are liable for the content and products in our online store.

  We believe that our future success partially depends on our ability to deliver original and compelling descriptions about our products on the Internet as well as other information relevant to parents and childcare providers. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other similar claims. We may also face potential liability for product liability claims on the merchandise we sell. Although we carry general liability insurance, our insurance may not cover these types of claims or may not be adequate to indemnify us for all our liability. If faced with liability that is not covered by insurance or that exceeds our insurance coverage, our results of operation will be materially adversely affected. In addition, our reputation and brand name may also suffer if we are faced with liability for the content on, or products in, our online store, even if such liability is covered by insurance.

We are subject to government regulation.

  Our products are subject to provisions of the Consumer Safety Act and the regulations issued thereunder. These laws authorize the Consumer Product Safety Commission to protect the public from products which present a substantial risk of injury. The CPSC can require the manufacturer of defective products to repurchase or recall such products. The CPSC may also impose fines or penalties on the manufacturer or retailer. Similar laws exist in some states, cities and other countries in which we market our products. A recall of any of our products may materially adversely affect our business, financial condition, results of operations and prospects.

  Laws and regulations directly applicable to Internet communications and commerce are becoming more prevalent. The United States Congress recently enacted Internet laws on children's privacy, copyrights and taxation. The European Union recently enacted its own privacy regulations. Laws governing the Internet, however, remain largely unsettled. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet. The growth of the market for Internet commerce may result in more stringent consumer protection laws, both in the United States and abroad, that place additional burdens on companies conducting business over the Internet. The adoption of more laws may decrease the growth of the Internet. Such a slowdown may decrease our net sales, increase our cost of doing business or otherwise materially adversely affect our business, financial condition, results of operations and prospects.

  In order to comply with new or existing laws regulating Internet commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customers' orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

  Our products and services are available over the Internet in multiple jurisdictions. We may be required to qualify to do business as a foreign corporation in these jurisdictions because we sell products to numerous customers who reside there or because The Right Start has a retail store located there. We are currently qualified to do business only in California and Pennsylvania. We may be subject to taxes and penalties if we fail to qualify as a foreign corporation in a jurisdiction where we are required to qualify. The future application of laws and regulations of jurisdictions whose laws do not currently apply to our business may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our sales could decrease if we become subject to sales and other similar taxes.

  If one or more states or any foreign country successfully asserts that we should collect sales or other similar taxes on the sale of our products for which we have not already collected such taxes, our results of operations could be materially adversely affected. We currently collect sales and other similar taxes for physical shipments of goods into each state in which The Right Start has a retail store. Sales in other jurisdictions, however, may subject our shipments in such jurisdictions to sales taxes under current or future laws. If we become obligated to collect additional sales taxes, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they have to pay sales taxes, potentially causing our net sales to be lower than if we did not collect such taxes. We believe that many of our competitors do not collect sales tax on as conservative a basis as we do. As a result, we may need to offer our products at lower prices to offer the same total cost to our customer, which may decrease our margins and reduce our prospects for profitability in order to retain our market share.

                         Risks Related to this Offering

If our stock price is volatile, we could face a securities class action lawsuit.

  In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and could cause our stock price to fall.

Substantial sales of our common stock after the offering could cause our stock price to fall.

  If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of January 1, 2000, upon completion
of this offering, we will have               shares of common stock
outstanding. Of these shares, the               shares being offered by this
prospectus will be freely tradable, and the remaining 9,100,000 shares will become eligible for sale in the public market as follows:

   Number of Shares Date
   ---------------- ----
                         , 2000 (180 days after the date of this prospectus)
                    At various times thereafter upon the expiration of holding periods

  The above table reflects lock-up agreements in which all of our stockholders have agreed not to offer or sell their shares until 180 days after the date of this prospectus, without the prior consent of Deutsche Bank Securities Inc.

  In addition, shortly after the effective date of this offering, we expect to register for sale up to 1,818,000 shares of common stock reserved for issuance under our 1999 Stock Option Plan. As of January 1, 2000, options to purchase 1,769,500 shares of common stock were outstanding. Shares acquired upon exercise of these options will be eligible for sale in the public market from time to time, beginning 180 days after the date of this prospectus, subject to vesting. All holders of option shares outstanding as of the date of this prospectus are subject to 180-day lock-up restrictions. These stock options have exercise prices significantly below the assumed initial public offering price of our common stock. Also, as of January 1, 2000, we had 483,500 shares of common stock issuable upon the exercise of outstanding warrants. The possible sale of a significant number of these shares may cause the price of our common stock to decline.

  Stockholders and warrant holders holding securities that represent approximately 4,105,166 shares of common stock may have the right to include their shares in registration statements relating to our securities. The exercise of these registration rights will result in a larger number of shares registered and sold in the public market. The sale of our common stock by these additional holders could cause the price of our common stock to decline.

Investors in this offering will experience immediate dilution.

  We expect the initial public offering price to be substantially higher than the book value per share of the outstanding common stock immediately after this offering. If you purchase common stock in this offering, you will experience
immediate dilution of approximately $   in the book value per share of the
common stock from the price you pay for the common stock (assuming an initial
public offering price of $     per share).

Substantial portion of net proceeds allocated for general working capital.

  A substantial portion of the net proceeds to us from this offering has been allocated to working capital and other general corporate purposes. This amount may increase substantially as other anticipated uses of net proceeds are reduced. The net proceeds may be utilized at the discretion of our board of directors. As a result, investors will not know in advance how such net proceeds will be utilized by us.

Our charter and bylaws contain provisions that may make the acquisition of control of RightStart.com more difficult.

  Following this offering, our board of directors will have the authority to issue up to 5.0 million shares of preferred stock without any further vote or action by the stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares. Since the preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of our common stock, the rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of RightStart.com. Further, certain provisions of our charter and Bylaws and of Delaware law could have the effect of delaying or preventing a change in control of RightStart.com.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  We make many statements in this prospectus under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere that are forward-looking and are not based on purely historical facts. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as "believe," "expect," "will," "anticipate," "intend" and "plan" and similar expressions. These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

                                USE OF PROCEEDS

  We estimate the net proceeds to us from the sale of the          shares of
common stock offered hereby by RightStart.com at an assumed initial public
offering price of $        per share, after deducting the underwriting
discounts and commissions and estimated offering expenses payable by us, will
be $     million, or $        million if the underwriters' over-allotment
option is exercised in full. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder. See "Principal and Selling Stockholders."

  We intend to use at least $    million of the net proceeds from this offering
to significantly expand marketing and advertising. We expect to use the remaining net proceeds of this offering for the development of our online store and other general corporate purposes, including working capital and capital expenditures. This allocation is only an estimate and we may adjust it as necessary to address our operational needs in the future. For instance, we may use a portion of the net proceeds to acquire complementary technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  In October 1999, the holders of the RightStart.com preferred stock converted all of their shares into 3,333,333 shares of our common stock. As an inducement to convert the preferred stock, we granted the holders of the preferred stock warrants to purchase 165,000 shares of our common stock at $4.50 per share, exercisable for a five-year period. The value of these warrants has been reflected as a preferred stock dividend in our financial statements for fiscal 1999 and in computing the net loss per common share.

  We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. We may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of January 1, 2000 on an actual basis and on an as adjusted basis. The "actual" column reflects our historical capitalization as of January 1, 2000, without any adjustments to reflect subsequent events or anticipated events. The "as adjusted" column reflects our capitalization as of January 1, 2000, with adjustments for the
receipt of the estimated net proceeds from the sale of               shares of
common stock by us in this offering at an assumed initial public offering price
of $        per share, after deducting underwriting discounts and commissions and estimated offering expenses. These columns exclude, as of January 1, 2000, a total of 1,769,500 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.18 per share, and a total of 483,500 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.41 per share.

  The table below should be read in conjunction with our balance sheet as of January 1, 2000, and the related notes, which are included in this prospectus.

                                                             As of January 1,
                                                                   2000
                                                            -------------------
                                                            Actual  As Adjusted
                                                            ------  -----------
                                                              (in thousands)
Stockholders' equity:
  Common stock, $0.01 par value, 20,000,000 shares
   authorized, 9,100,000 shares issued and outstanding,
   actual;       issued and outstanding, as adjusted....... $   91    $
  Preferred stock, $0.01 par value, 5,000,000 shares
   authorized, none issued and outstanding, actual and as
   adjusted................................................    --
  Additional paid-in capital............................... 16,968
  Deferred compensation....................................   (609)
  Accumulated deficit...................................... (9,677)
                                                            ------
    Total stockholders' equity.............................  6,773
                                                            ------    -------
      Total capitalization................................. $6,773    $
                                                            ======    =======

                                    DILUTION

  Our net tangible book value as of January 1, 2000 was approximately $
million, or $     per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock
outstanding. After giving effect to the sale of the          shares of common
stock offered by us in this offering at an assumed initial public offering
price of $     per share, and after deducting underwriting discounts and
commissions and estimated offering expenses payable by us, our net tangible
book value as of January 1, 2000 would have been approximately $      million,
or $     per share of common stock. This represents an immediate increase in
net tangible book value of $      per share to existing stockholders and an
immediate dilution in net tangible book value of $      per share to new
investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............          $
  Net tangible book value per share as of January 1, 2000... $
  Increase per share attributable to new investors..........
                                                             --------
Net tangible book value per share after this offering.......
                                                                      --------
Dilution in net tangible book value per share to new
 investors..................................................          $
                                                                      ========

  The following table summarizes on an as adjusted basis after giving effect to this offering, as of January 1, 2000, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                                                                         Average
                                   Shares Purchased  Total Consideration  Price
                                   ----------------- -------------------   Per
                                    Number   Percent   Amount    Percent  Share
                                   --------- ------- ----------- ------- -------
Existing stockholders............. 9,100,000       % $15,382,000       %  $1.69
New investors.....................
                                   ---------  -----  -----------  -----
  Totals..........................            100.0% $            100.0%
                                   =========  =====  ===========  =====

  The foregoing discussion and tables exclude, as of January 1, 2000, a total of 1,769,500 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.18 per share, and a total of 483,500 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.41 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "Management--1999 Stock Option Plan" and Notes 6 and 13 to our audited financial statements included in this prospectus.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

  The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and accompanying notes included in this prospectus. The selected financial data reflect that prior to June 29, 1999 we had no online operations. We acquired our catalog operations on April 9, 1999, in preparation for commencing online operations. Prior to that time, our catalog operations were owned and operated by The Right Start. The statement of operations data set forth below for the 52-week periods ended January 31, 1998 and January 30, 1999 and the 48-week period ended January 1, 2000 and the selected balance sheet data as of January 30, 1999 and January 1, 2000 have been derived from our audited financial statements included in this prospectus. The statement of operations data set forth below for the 53-week period ended May 31, 1995, the 52-week period ended June 1, 1996 and the 33-week period ended February 1, 1997 and the selected balance sheet data as of May 31, 1995, June 1, 1996, February 1, 1997 and January 3, 1998 are derived from unaudited financial statements not included in this prospectus that have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for such periods and our financial condition as of such dates. The historical results are not necessarily indicative of results to be expected for any future period.

                          Fiscal 1995 Fiscal 1996             Fiscal 1997 Fiscal 1998 Fiscal 1999
                          ----------- -----------             ----------- ----------- -----------
                           53 Weeks    52 Weeks    33 Weeks       52 Weeks Ended       48 Weeks
                             Ended       Ended       Ended    -----------------------    Ended
                            May 31,     June 1,   February 1, January 31, January 30, January 1,
                             1995        1996        1997        1998        1999        2000
                          ----------- ----------- ----------- ----------- ----------- -----------
                          (unaudited) (unaudited) (unaudited)
Statement of Operations
 Data:
 Online store sales.....    $   --      $   --      $  --       $   --      $  --       $ 7,988
 Catalog sales..........     31,335      23,293      7,635        7,414      4,736        3,467
                            -------     -------     ------      -------     ------      -------
 Total sales............     31,335      23,293      7,635        7,414      4,736       11,455
 Promotional discounts..        --          --         --           --         --         1,479
                            -------     -------     ------      -------     ------      -------
 Net sales..............     31,335      23,293      7,635        7,414      4,736        9,976
 Cost of goods sold.....     16,825      12,555      4,054        3,535      2,180        5,779
                            -------     -------     ------      -------     ------      -------
 Gross profit...........     14,510      10,738      3,581        3,879      2,556        4,197
 Sales and marketing
  expenses..............     16,293      10,883      3,238        4,110      2,226       10,491
 General and
  administrative
  expenses..............      2,288       2,538      1,053          834        456        1,933
 Product development
  expenses..............        --          --         --           --         --           755
 Non-cash compensation
  expenses..............        --          --         --           --         --           206
                            -------     -------     ------      -------     ------      -------
 Operating loss.........     (4,071)     (2,683)      (710)      (1,065)      (126)      (9,188)
 Interest income........        --          --         --           --         --           216
                            -------     -------     ------      -------     ------      -------
 Loss before income
  taxes.................     (4,071)     (2,683)      (710)      (1,065)      (126)      (8,972)
 Tax provision..........        --          --         --           --         --           --
                            -------     -------     ------      -------     ------      -------
 Net loss...............     (4,071)     (2,683)      (710)      (1,065)      (126)      (8,972)
 Preferred dividends....        --          --         --           --         --           525
                            -------     -------     ------      -------     ------      -------
 Net loss available to
  common stockholders...    $(4,071)    $(2,683)    $ (710)     $(1,065)    $ (126)     $(9,497)
                            =======     =======     ======      =======     ======      =======
 Basic and diluted net
  loss per common
  share.................    $ (0.71)    $ (0.47)    $(0.12)     $ (0.18)    $(0.02)     $ (1.42)
                            =======     =======     ======      =======     ======      =======
 Shares used to compute
  basic and diluted net
  loss per common
  share.................      5,767       5,767      5,767        5,767      5,767        6,694

                            May 31,     June 1,   February 1, January 31, January 30, January 1,
                             1995        1996        1997        1998        1999        2000
                          ----------- ----------- ----------- ----------- ----------- -----------
                          (unaudited) (unaudited) (unaudited) (unaudited)
Balance Sheet Data:
 Cash and cash
  equivalents...........    $   --      $   --      $  --       $   --      $  --       $ 6,620
 Working capital........        413         183        280          (17)       298        4,197
 Total assets...........      2,154       1,629      1,514          583        604       10,495
 Total stockholders'
  equity................      1,178         853        674           51        350        6,773

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  RightStart.com was formed in April 1999 to focus on online sales of developmental and educational products for children. We launched our online store on June 29, 1999. The Right Start owned approximately 60.2% of our common
stock as of January 1, 2000. The Right Start will own approximately   % of our
common stock immediately after the completion of this offering ( % if the underwriters' over-allotment option is exercised in full).

  As part of our initial capitalization, we acquired the catalog operations of The Right Start in April 1999. In 1995, The Right Start made a strategic decision to focus on its retail stores and use its catalog primarily as a marketing vehicle. As a result, financial performance of the catalog operations has generally declined for the periods presented. We intend to focus on sales of our online store and anticipate that catalog sales will continue to decline. We acquired the catalog operations from The Right Start in order to obtain existing fulfillment infrastructure and systems, as well as a significant, and cost-effective, marketing vehicle for promoting our online store. In addition, we believe that we will benefit from the merchandising and marketing experience acquired through the catalog operations as well as our database of customer information. We intend to continue to leverage our catalog to market and promote our online store aggressively. Each of the approximately 2.6 million catalogs we distributed in fiscal 1999 prominently promoted our online store.

  We have presented our online sales on a gross basis, which is after product returns but before promotional discounts, and on a net basis after promotional discounts. Promotional discounts have been used to attract customers to our recently launched online store. We expect to continue to offer promotional discounts as we focus on continuing to rapidly develop our customer base and expand our product offerings to additional age groups.

  In July 1999, we entered into a management services agreement with The Right Start. This agreement provides that The Right Start will supply Common Inventory (as defined in the agreement) to RightStart.com for sale on both our online store through our catalog at cost plus five percent and provide certain Basic Services (as defined in the agreement) at cost plus five percent. The agreement with respect to supplying Common Inventory is on an as-needed basis to fill customer orders until January 31, 2000 and on a pre-ordered basis as needed thereafter to meet expected customer demand. Inventory designated for our business is stored separately from that of The Right Start after we place an order and The Right Start fills it. The Right Start has also agreed to supply us with Internet-Only Inventory (as defined in the agreement) on a pre-ordered basis as needed to meet expected customer demand. The agreement with respect to providing Basic Services (as defined in the agreement) may be terminated in full or on a service-by-service basis after December 31, 2000, by RightStart.com on 30 days written notice and by The Right Start in certain circumstances upon 120 days prior written notice and by either party upon the occurrence of uncured breaches and certain bankruptcy events. Expenses related to our management services agreement with The Right Start are accounted for as general and administrative expenses.

  Our business has been operating at a loss and generating negative cash flow since our inception in April 1999. After the completion of this offering, we plan to increase further the level of our investment in marketing and advertising as well as in the development and expansion of our online store. As a result, our losses and negative cash flow are likely to continue to increase.

Results of Operations

  Our fiscal year ends on the Saturday closest to the end of December and The Right Start's fiscal year ends on the Saturday closest to the end of January. Since we acquired our catalog operations from The Right Start in April 1999, our fiscal 1999 represents a 48-week period beginning on January 31, 1999, the beginning of The Right Start's fiscal year, and ending on January 1, 2000.

  We launched our online store on June 29, 1999. As a result, fiscal 1999 is comprised of 48 weeks of catalog operations from January 31, 1999 through January 1, 2000 and 27 weeks of online store operations from June 29, 1999 through January 1, 2000. Fiscal 1998 and fiscal 1997 are each comprised of 52 weeks of catalog operations and no online store operations.

  Our financial statements for the periods prior to May 1, 1999 reflect the assets and liabilities and the revenues, expenses and cash flow of the catalog operations of The Right Start. Certain expenses of The Right Start were allocated to us on a basis we believe reflects a reasonable allocation of expenses to present the catalog operations we acquired as a stand-alone company. However, these allocated expenses may not necessarily be indicative of the expenses that would have been incurred had RightStart.com operated on a stand-alone basis during the periods presented. See Note 1 to our audited financial statements included in this prospectus.

  The following table sets forth statement of operations data for the periods indicated as a percentage of net sales:

                                                      Fiscal   Fiscal   Fiscal
                                                       1997     1998     1999
                                                      ------   ------   ------
Online store sales ..................................   -- %     -- %    80.1%
Catalog sales........................................ 100.0    100.0     34.7
                                                      -----    -----    -----
  Total sales........................................ 100.0    100.0    114.8
Promotional discounts ...............................   --       --      14.8
                                                      -----    -----    -----
  Net sales.......................................... 100.0    100.0    100.0
Cost of goods sold...................................  47.7     46.0     57.9
                                                      -----    -----    -----
  Gross profit.......................................  52.3     54.0     42.1
Sales and marketing expenses.........................  55.4     47.0    105.2
General and administrative expenses..................  11.3      9.6     19.4
Product development expenses.........................   --       --       7.6
Non-cash compensation expenses.......................   --       --       2.1
                                                      -----    -----    -----
  Operating loss..................................... (14.4)    (2.6)   (92.2)
Interest income......................................   --       --       2.2
                                                      -----    -----    -----
  Loss before income taxes........................... (14.4)    (2.6)   (90.0)
Tax provision........................................   --       --       --
                                                      -----    -----    -----
  Net loss........................................... (14.4)    (2.6)   (90.0)
Preferred dividends..................................   --       --       5.2
                                                      -----    -----    -----
  Net loss available to common stockholders.......... (14.4)%   (2.6)%  (95.2)%
                                                      =====    =====    =====

Fiscal 1999 Compared to Fiscal 1998

  Sales. Gross sales consist of product sales to customers and are net of product returns. Net sales are net of promotional discounts. Net sales include no revenues related to shipping charges. Our net sales increased by $5.2 million, or 110.6%, to $10.0 million in fiscal 1999 from $4.7 million in fiscal 1998. This growth in net sales was attributable to the launch of our online store on June 29, 1999, partially offset by a decline in catalog sales. Online store net sales were $6.5 million in fiscal 1999, compared to no sales in fiscal 1998. Fiscal 1999 online store net sales are net of promotional discounts of $1.5 million. Catalog net sales decreased $1.3 million, or 26.8%, to $3.5 million in fiscal 1999 from $4.7 million in fiscal 1998. The majority of the decline in catalog net sales was attributable to a planned reduction in catalog circulation and a shift of a portion of the sales from our catalog to our online store operations. The difference in the 52 weeks of catalog operations in fiscal 1998 versus the 48 weeks of catalog operations in fiscal 1999 accounted for $224,000, or 4.7%, of the decline.

  Cost of goods sold. Cost of goods sold consists primarily of the cost of products sold, inbound shipping costs and inventory shrinkage costs. Gross profit as a percentage of net sales, or gross margin, decreased to 42.1% in fiscal 1999 from 54.0% in fiscal 1998. Gross margin on catalog net sales increased to 55.6% in fiscal 1999 from 54.0% in fiscal 1998, due to a more favorable product mix. Gross margin on online store net sales was 34.8% in fiscal 1999. Gross margin on online store net sales was lower than gross margin on catalog net sales in fiscal 1999 due to the introductory promotional discounting we offered customers during the initial start-up of our online store operations as well as a different mix of products offered in our online store.

  Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising and marketing costs, net fulfillment expenses, credit card processing fees and expenses related to catalog production and distribution, product distribution and customer service, as well as related personnel costs. Sales and marketing expenses increased by $8.3 million, or 371.3%, to $10.5 million in fiscal 1999 from $2.2 million in fiscal 1998. As a percentage of net sales, sales and marketing expenses increased to 105.2% in fiscal 1999 from 47.0% in fiscal 1998. Sales and marketing expenses related to our catalog decreased by $333,000, or 15.0%, to $1.9 million in fiscal 1999 from $2.2 million in fiscal 1998. As a percentage of net catalog sales, sales and marketing expenses related to our catalog increased to 54.4% in fiscal 1999 from 47.0% in fiscal 1998. This increase was due to reduced sales leverage. Sales and marketing expenses related to our online store were $8.6 million in fiscal 1999. Of this amount, advertising and marketing costs were $6.2 million.

  General and administrative expenses. General and administrative expenses consist primarily of professional service fees, office lease expenses, depreciation and fees paid to The Right Start for management, financial, merchandising, inventory and administrative support services under a management services agreement. General and administrative expenses increased $1.5 million, or 323.9%, to $1.9 million in fiscal 1999 from $456,000 in fiscal 1998. As a percentage of net sales, general and administrative expenses increased to 19.4% in fiscal 1999 from 9.6% in fiscal 1998. Fiscal 1999 general and administrative expenses included direct fees paid to The Right Start of $318,000.

  Product development expenses. Product development expenses consist primarily of costs related to software development, maintenance, Web site operations, systems and telecommunications infrastructure and acquired content. Prior to fiscal 1999 there were no online operations and accordingly there were no associated expenses.

  Non-cash compensation expenses. Non-cash compensation expenses relate to stock options granted at exercise prices below the deemed fair value of our common stock. We recorded a non-cash compensation expense of $206,000 in fiscal 1999. There were no non-cash compensation expenses in fiscal 1998.

  Interest income. Interest income related to earnings on our cash generated from the sale of preferred stock in July 1999 totaled $216,000 in fiscal 1999. There was no interest income in fiscal 1998.

  Tax provision. Tax provision has been computed as if RightStart.com had operated as a separate entity for all periods presented. As a result of net losses, no benefit for income taxes was recorded for fiscal 1999, fiscal 1998 or fiscal 1997. As of January 1, 2000, we had net operating loss carryforwards for federal tax purposes of $8.7 million and for state income tax purposes of $4.4 million. These carryforwards expire in 2020 for federal tax purposes and 2005 for state tax purposes, if not previously utilized. A tax benefit has not been recorded for any period presented due to uncertainties surrounding the timing of realizing any benefits in future tax returns. Utilization of the carryforwards may be subject to limitations, which may inhibit our ability to use them in the future.

Fiscal 1998 Compared to Fiscal 1997

  Net sales. Net sales for fiscal 1998 and fiscal 1997 were comprised of sales from our catalog. Net sales decreased $2.7 million, or 36.1%, to $4.7 million in fiscal 1998 from $7.4 million in fiscal 1997. The decline in net sales resulted from the mailing of 44.9% fewer catalogs in accordance with The Right Start management's operating plan to de-emphasize the catalog business in favor of The Right Start's retail store operations.

  Cost of goods sold. Gross margin increased to 54.0% in fiscal 1998 from 52.3% in fiscal 1997 due to a more favorable mix of products sold.

  Sales and marketing expenses. Sales and marketing expenses decreased by $1.9 million, or 45.9%, to $2.2 million in fiscal 1998 from $4.1 million in fiscal 1997. As a percentage of net sales, sales and marketing expenses decreased to 47.0% in fiscal 1998 from 55.4% in fiscal 1997. The reduction is attributable to the decrease in the number of catalogs produced and distributed as well as improved cost controls. Distribution expenses of $45,000 in fiscal 1998 and $73,000 in fiscal 1997 were allocated from The Right Start. The decrease in the allocations was due to a reduction in the ratio of net catalog sales to total net sales between the periods.

  General and administrative expenses. General and administrative expenses decreased by $378,000, or 45.3%, to $456,000 in fiscal 1998 from $834,000 in fiscal 1997. As a percentage of net sales, general and administrative expenses decreased to 9.6% in fiscal 1998 from 11.3% in fiscal 1997. General and administrative expenses of $402,000 in fiscal 1998 and $730,000 in fiscal 1997, were allocated from The Right Start. The decrease in the allocations was due to a reduction in the ratio of net catalog sales to total net sales between the periods.

Quarterly Results of Operations

  The following table sets forth our unaudited quarterly statement of operations data for the nine-week period ended April 3, 1999 and the 13-week periods ended July 3, 1999, October 2, 1999 and January 1, 2000. In the opinion of our management, this information was prepared on substantially the same basis as our audited financial statements included in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the unaudited quarterly results. You should read this quarterly data in conjunction with our audited financial statements and related notes included in this prospectus. Our operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                    Nine Weeks 13 Weeks   13 Weeks    13 Weeks
                                      Ended     Ended      Ended       Ended
                                     April 3,  July 3,   October 2,  January 1,
                                       1999      1999       1999        2000
                                    ---------- --------  ----------  ----------
                                                 (in thousands)
Statement of Operations Data:
 Online store sales...............    $  --     $    6    $ 1,463     $ 6,519
 Catalog sales....................     1,165     1,250        398         654
                                      ------    ------    -------     -------
  Total sales.....................     1,165     1,256      1,861       7,173
 Promotional discounts............       --          1        267       1,211
                                      ------    ------    -------     -------
  Net sales.......................     1,165     1,255      1,594       5,962
 Cost of goods sold...............       486       555      1,000       3,738
                                      ------    ------    -------     -------
  Gross profit....................       679       700        594       2,224
 Sales and marketing expenses.....       414       584      1,257       8,236
 General and administrative
  expenses........................        84       157        230       1,462
 Product development expenses.....       --        --         206         549
 Non-cash compensation expense....       --        --         169          37
                                      ------    ------    -------     -------
  Operating income (loss).........       181       (41)    (1,268)     (8,060)
 Interest income..................       --        --         115         101
                                      ------    ------    -------     -------
  Income (loss) before income
   taxes..........................       181       (41)    (1,153)     (7,959)
 Tax provision....................       --        --         --          --
                                      ------    ------    -------     -------
  Net income (loss)...............       181       (41)    (1,153)     (7,959)
 Preferred dividends..............       --        --         --         (525)
                                      ------    ------    -------     -------
  Net income (loss) available to
   common stockholders............    $  181    $  (41)   $(1,153)    $(8,484)
                                      ======    ======    =======     =======

                                    Nine Weeks 13 Weeks   13 Weeks    13 Weeks
                                      Ended     Ended      Ended       Ended
                                     April 3,  July 3,   October 2,  January 1,
                                       1999      1999       1999        2000
                                    ---------- --------  ----------  ----------
As a Percentage of Net Sales:
 Online store sales...............       -- %      0.5 %     91.8 %     109.3 %
 Catalog sales....................     100.0      99.6       25.0        11.0
                                      ------    ------    -------     -------
  Total sales.....................     100.0     100.1      116.8       120.3
 Promotional discounts............       --        0.1       16.8        20.3
                                      ------    ------    -------     -------
  Net sales.......................     100.0     100.0      100.0       100.0
 Cost of goods sold...............      41.7      44.2       62.7        62.7
                                      ------    ------    -------     -------
  Gross profit....................      58.3      55.8       37.3        37.3
 Sales and marketing expenses.....      35.5      46.5       78.9       138.1
 General and administrative
  expenses........................       7.2      12.5       14.4        24.5
 Product development expenses.....       --        --        12.9         9.2
 Non-cash compensation expenses...       --        --        10.6         0.6
                                      ------    ------    -------     -------
  Operating income (loss).........      15.5      (3.3)     (79.5)     (135.2)

 Interest income..................       --        --         7.2         1.7
                                      ------    ------    -------     -------
  Income (loss) before income
   taxes..........................      15.5      (3.3)     (72.3)     (133.5)
 Tax provision....................       --        --         --          --
                                      ------    ------    -------     -------
  Net income (loss)...............      15.5      (3.3)     (72.3)     (133.5)
                                      ------    ------    -------     -------
 Preferred dividends..............       --        --         --         (8.8)
                                      ------    ------    -------     -------
  Net income (loss) available to
   common stockholders............      15.5%     (3.3)%    (72.3)%    (142.3)%
                                      ======    ======    =======     =======

  We launched our online store on June 29, 1999. Prior statements of operations data reflect the results of our catalog operations only. Our net sales increased dramatically during the 13-week periods ended October 2, 1999 and January 1, 2000 compared to the immediately preceeding periods as a result of increased market acceptance of our online store. These increases in net sales were partially offset by a decline in catalog sales compared to the immediately preceeding periods. Since we intend to continue to focus on sales through our online store, we anticipate that catalog sales will continue to decline. As a percentage of net sales, gross profits were lower in the 13-week periods ended October 2, 1999 and January 1, 2000 compared to the immediately preceeding periods due to promotional discounting of products sold through our online store. Sales and marketing expenses increased in each consecutive period presented in the above table primarily as a result of increased advertising expenditures. General and administrative expenses increased in each consecutive period presented in the above table due to additional costs related to the launch of our online store, including merchandising costs, support staff and professional fees, software amortization expenses and payments to The Right Start under the management services agreement. Product development expenses during the 13-week periods ended October 2, 1999 and January 1, 2000 consisted primarily of costs related to the development and maintenance of our Web site.

  In light of the evolving nature of our business and limited online operating history, we believe that period to period comparisons of our historical operating results may not be meaningful and should not be relied upon as indications of future performance. Although we have experienced sequential quarterly sales growth for our online store since its launch, our historical sales growth rates are not necessarily indicative of future sales growth rates.

  We believe our business is not significantly impacted by seasonal fluctuations, when compared to many other online and catalog retail operations. Based on the experience of The Right Start, we believe our products are primarily driven by customer need and our customer is often the end-user of our products. However, we do experience an increase in sales during the Christmas holiday season.

Liquidity and Capital Resources

  During fiscal 1999, our primary source of liquidity came from the issuance of preferred stock which provided net proceeds of approximately $13.7 million. The preferred stock was converted to common stock in October 1999. During fiscal 1998 and fiscal 1997, The Right Start provided the required liquidity to operate the catalog business which we acquired as part of our initial capitalization in April 1999. As of January 1, 2000, we had approximately
$6.6 million in cash and working capital of $4.2 million. There are no material commitments for capital expenditures although management expects to spend a substantial portion of its cash balance to enhance our online store and for advertising and marketing.

  Net cash used in operating activities was $6.0 million in fiscal 1999, $409,000 in fiscal 1998 and $561,000 in fiscal 1997. Net cash used in operating activities during fiscal 1999 resulted primarily from net losses due to marketing expenses, start-up costs and promotional discounts associated with the June 1999 launch of our online store. Net cash used in fiscal 1998 and fiscal 1997 resulted primarily from net losses associated with our catalog operations.

  Net cash used in investing activities was $1.0 million in fiscal 1999 and consisted primarily of capitalized software and computer-related hardware associated with our online store. There were no material investing activities in fiscal 1998 or fiscal 1997.

  Net cash provided by financing activities was $13.6 million in fiscal 1999 and resulted primarily from the issuance of capital stock. There were no material financing activities in fiscal 1998 or fiscal 1997.

  We entered into a term sheet with Oxygen Media in November 1999. The term sheet contemplates that over the approximately three-year term of the proposed agreement we will provide consideration totaling $13.7 million to Oxygen Media for cross-promotional arrangements through the Oxygen network which is expected to be launched nationwide in February 2000. The terms sheet contemplates that the proposed agreement with Oxygen Media would expire on December 31, 2002 (with two additional one-year renewal options). However, either we or Oxygen Media would be able to terminate the proposed agreement earlier in the event there is a material breach or bankruptcy, insolvency or similar adverse financial event specified in the proposed agreement.

  We believe our current cash, including the expected net proceeds of this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next 12 months. Thereafter, we expect we will need to raise additional capital to meet our long-term operating requirements. Although we have increased sales, our expenses also have continued to increase and we expect to increase our expenses significantly in future periods as we seek to build our market share. As a result, we do not expect to be able to fund our operations from internally generated funds for the foreseeable future. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financial requirements. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, continue to develop our online store or otherwise respond to competitive pressures would be significantly limited.

Year 2000 Compliance

  The year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. We rely on The Right Start and third parties to provide technology services. We believe that all material systems are substantially year 2000 compliant. To our knowledge, we have not experienced any significant problems as a result of year 2000 issues.

Recent Accounting Pronouncements

  During 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard is effective for periods beginning after June 15, 2000 and will be adopted by RightStart.com as of December 30, 2000. It is not expected that the adoption of this standard will have an impact on the financial statements nor require additional footnote disclosure since we do not presently use derivative instruments or participate in structured hedging activities.

Quantitative and Qualitative Disclosures about Market Risks

  We believe we do not have material market risk exposure due to the fact that we own no derivative instruments, engage in no hedging transactions, have no outstanding long-term debt and currently invest our excess cash in short-term commercial paper. Our purchases of imported products subject us to a minimum amount of foreign currency risk. Foreign currency risk is the risk associated with recurring transactions with foreign companies, such as purchases of goods from foreign vendors. If the strength of foreign currencies increase compared to the United States dollar, the price of imported products could increase. However, we have no commitments for future purchases with foreign vendors and additionally, we believe we have the ability to source products domestically in the event of import price increases.

                                    BUSINESS

Company Overview

  RightStart.com is the leading online specialty retailer of high quality developmental, educational and care products for children. We are dedicated to providing our customers with a unique online shopping experience by offering a trusted assortment of products carefully selected with regard to quality, safety and developmental value and by providing a high level of customer service.

  We believe our relationship with The Right Start, a specialty retailer with 50 stores throughout the United States, and our experience with our widely-distributed catalog, which has been in existence since 1985, combined with our online store provide us with a meaningful tri-channel marketing advantage relative to online-only retailers in our market. We believe our advantages include brand name recognition, relationships with customers, cross-marketing opportunities, vendor relationships, distribution capabilities, customer convenience, preferred partnering arrangements, customer care and merchandising expertise. We provide a number of customer services aimed at bringing the specialty retail experience of The Right Start retail stores to our online customers, including free ground shipping, free gift wrapping, guaranteed same-day shipping and in-stock availability of products featured in our online store, 24-hour customer service and live online help, product returns to any of The Right Start's retail stores and editorial content, including parenting articles. We launched our online store on June 29, 1999, and through January 1, 2000 we achieved $8.0 million in online store sales before deducting promotional discounts.

  We believe we have developed parental trust by offering a pre-selected assortment of high quality developmental, educational and care products for children. In adhering to our "best of breed" approach, we carefully select products, based on test results and other criteria, to ensure that each of the products we offer meets our standards for quality, safety and developmental value. Our product offerings include a full assortment of motherhood and childcare products, children's developmental and educational toys, books, software, music, videos, sports equipment, nursery and kids' room accessories, safety items, bath accessories and travel accessories. We offer products selected from well-known brands such as Baby Trend(R), Graco(R), Safety 1st(R) and Kenneth Cole as well as niche brands such as Britax(R), Peg Perego(R), Baby Bjorn(R), Kidco, Tiny Love(R), Lamaze(R) and Medela(R). We carefully select these products from a highly-fragmented group of over 350 vendors. Because our select product line of high quality developmental, educational and care products for children excludes most mass-market toys, we believe we achieve higher gross margins relative to online-only retailers in our market.

Industry Overview

 The Market for Developmental, Educational and Care Products for Children

  The market for developmental, educational and care products for children encompasses a wide selection of product categories. We believe that the aggregate market in the United States for our product categories was approximately $19 billion in 1998. This market includes a full assortment of motherhood and childcare products, children's developmental and educational toys, books, software, music, videos, sports equipment, nursery and kids' room accessories, safety items, bath accessories and travel accessories. Within each category, we sell only those products that are consistent with our mission to provide high quality developmental, educational and care products for children. Our initial focus has been on products in the birth-to-six age category, and we believe that products in the seven-to-12 age category represent a significant new opportunity for us.

 Current Retail Channel for Developmental, Educational and Care Products for Children

  We believe that the current retailers of developmental, educational and care products for children can be categorized as follows:

  .  traditional store-based children's product retailers;

  .  various online retailers of children's products;

  .  major discount retailers of children's products;

  . online efforts of traditional store-based retailers of children's products;

  . Internet portals and online service providers that feature shopping services; and

  . catalog retailers of products for children, babies, toddlers and expectant mothers.

  We believe that we distinguish ourselves from traditional store-based retailers and online retailers of products for children by offering a full assortment of children's developmental, educational and care products carefully selected with regard to quality, safety and developmental value. As a specialty retailer, we also focus on providing high levels of customer service. In addition, we believe our relationship with The Right Start, a specialty retailer with 50 retail stores throughout the United States, provides us with meaningful advantages relative to online-only retailers in our market in terms of brand name recognition, relationships with customers, cross-marketing opportunities, vendor relationships, distribution capabilities, customer convenience, preferred partnering arrangements, customer care and merchandising expertise.

 Growth of Internet Usage and Online Commerce

  The Internet has emerged as a powerful global medium enabling people to conduct commerce, communicate and exchange information. International Data Corporation, or IDC, estimates that there were 142 million Web users worldwide at the end of 1998 and anticipates this number will grow to over 500 million users by the end of 2003. IDC also estimates that revenue generated worldwide from consumer online commerce will increase from $15 billion in 1998 to approximately $177 billion in 2003.

  The growth of the Internet and online commerce can be attributed to a number of advantages the Internet provides online retailers, including the following:

  . increased merchandising flexibility as online retailers are able to frequently adjust their product selections, editorial content and pricing;

  . the ability to provide complementary product information to facilitate more informed consumer purchasing decisions;

  . the ability to obtain demographic and behavioral data about customers, increasing opportunities for targeted marketing and customized personal services;

  .  the ability to reach a large group of consumers from a central location;
     and

  . enhanced consumer convenience due to the ability to access the Internet at any time from almost any location.

  As Internet usage and online commerce grow, women are becoming a more powerful online demographic. Jupiter Communications estimates that the number of Internet users who are women in the United States will increase from approximately 40 million in 1998 to approximately 79 million in 2003, representing over 50% of the United States online population. In addition, Jupiter Communications projects that online spending by women will grow from approximately $3 billion in 1998 to approximately $41 billion in 2003. As more women use the Internet to communicate and conduct commerce, we believe that we are well-positioned to be their online retailer of choice for children's developmental, educational and care products.

  This prospectus contains estimates of market growth related to the Internet and online commerce. These estimates have been included in studies published by market research firms including Data Monitor, Jupiter Communications, International Data Corporation and The NPD Group, Inc. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are subject to inherent uncertainty.

The RightStart.com Advantage

  RightStart.com is the leading online specialty retailer of high quality developmental, educational and care products for children. We are dedicated to providing our customers with a unique shopping experience by offering a trusted assortment of products carefully selected with regard to quality, safety and developmental value and by providing a high level of customer service. In addition, we believe our relationship with The Right Start, a specialty retailer with 50 retail stores throughout the United States, and our experience with our own widely-distributed catalog, which has been in existence since 1985, provide us with a meaningful tri-channel marketing advantage relative to other online retailers in our market. We believe our advantages include:

  Superior Brand Name Recognition. Through The Right Start's network of 50 retail stores and our own widely-distributed catalog, the "Right Start" brand name has been associated with high quality developmental, educational and care products for children and high levels of customer service for nearly 15 years. We believe The Right Start has built a level of trust with mothers and that the strength of the "Right Start" brand name is a significant motivating factor in attracting customers, especially those who may be making their first online purchases. We intend to leverage this existing brand name presence in marketing our online store.

  Established Relationships with Our Customers. Over the last 15 years, The Right Start has built a high level of trust and brand awareness among new parents. The Right Start's retail stores focus primarily on the infant to three-year-old age category. We believe that our focus on mothers of infants and young children allows us to capture our target customer at an early stage in their child's development. This opportunity to establish first contact with consumers allows us to develop a strong customer relationship with parents before many of our competitors. Because we intend to offer developmental and educational products for children through age 12 years old, we will be able to continue to serve our customers as their children grow. Through our relationship with The Right Start, we are able to leverage customer information collected at The Right Start's retail stores, together with information collected through our catalog operations, to efficiently identify new RightStart.com customers. Since May 1993, The Right Start has collected approximately 2.7 million names and addresses from retail and catalog customers, of which over 450,000 purchased from us in the last two fiscal years. We believe that we will be able to use this information to target a focused group of potential customers for our new online stores for children ages seven to 12 years old. We believe that this proprietary customer database and our direct marketing expertise provide us with a competitive advantage by allowing us to develop and nurture relationships with mothers from their children's births through age 12 years old.

  Cross-Marketing Opportunities. The Right Start's existing network of 50 retail stores, its plans to open 30 additional stores in 2000 and our own widely-distributed catalog provide us with substantial tri-channel marketing opportunities. Through a unique bonus structure, The Right Start's retail store employees are encouraged to promote all three distribution channels for our products, including our online store and catalog. Visitors to The Right Start's retail stores are greeted with extensive in-store signage advertising RightStart.com and customers also receive copies of our catalog as well as discount coupons and other incentives to make online purchases from RightStart.com. In addition, RightStart.com is promoted throughout our catalog.

  Vendor Relationships and Proven, Scalable Distribution Capabilities. We rely on obtaining products from a highly-fragmented group of manufacturers and suppliers. The Right Start has nearly 15 years of experience in our market and has developed a network of over 350 vendors. We are able to leverage this existing product procurement infrastructure and experience through our relationship with The Right Start. Our combined purchasing requirements also provide us access to vendor promotions and discounts that would not otherwise be available. In addition, through our relationship with The Right Start, we have access to a proven, scalable distribution system. We believe our vendor relationships and our ability to leverage The Right Start's distribution system, combined with our experience gained from long-term catalog operations, give us a significant advantage in competition with online-only retailers in our market. In addition, through the integration of our distribution system with The Right Start, we receive volume discounts from third-party distribution service providers that we would not otherwise be able to obtain and we have access to the inventory control and accounting systems developed for The Right Start.

  Customer Convenience. Products purchased online may be returned to any of The Right Start's 50 retail stores, a convenience not offered by catalog only or online-only retailers. Additionally, our customers may visit The Right Start's retail stores to experience the touch and feel of a selection of our products or view demonstrations for products that they may later purchase on RightStart.com.

  Preferred Partnering Arrangements. We believe The Right Start and RightStart.com together will be one of the largest integrated retailers in the specialty market for developmental, educational and care products for children. We believe that our relationship with The Right Start gives us substantial advantages in developing marketing arrangements with preferred partners. In addition to exposure on our online store and in our catalog, our relationship with The Right Start allows us to offer to our partners retail store presence, access to The Right Start's customer database and inclusion in The Right Start's direct mail advertising. Our online competitors who lack these offline relationships cannot offer this type of extensive cross-promotion. Currently, we have marketing arrangements with Oxygen Media in the women's media sector, Allpets.com in the online pet supplies sector and MyEvents.com in the online event planning sector.

  Outstanding Customer Care. Key members of our management team have extensive experience with The Right Start and other specialty retailers. As a result, we understand the high level of customer service that specialty retail customers expect. Our target customers are middle- to upper-income purchasers of children's products who have high expectations about the quality of their shopping experiences. At RightStart.com, we provide a number of services aimed at bringing the specialty retail experience to our online customers, including:

  .  free ground shipping;

  .  free gift wrapping and gift cards;

  . guaranteed same-day shipment on orders placed before 2 p.m., East Coast time;

  . guaranteed in-stock availability of products featured in our online store;

  . knowledgeable customer service available 24 hours a day, seven days a week via email and our toll-free phone number;

  .  live online help available 24 hours a day, seven days a week;

  .  online order tracking and email confirmation;

  . product returns through the mail or through any of The Right Start's 50 retail stores;

  .  product selection services such as our Parent Shopping Guide; and

  . editorial content, including our "Ask the Doctor" and "Ask the Teacher" areas, as well as parenting articles from respected parenting periodicals.

  It is our long-term business strategy to continue to offer free ground shipping and free gift wrapping services. A customer shopping in our online store pays the same price she sees quoted next to an item upon checkout, subject to adjustment only for applicable sales taxes. This "one price" approach, together with the other services we offer, is intended to increase the rate at which we convert visitors to our online store into RightStart.com customers. We are currently developing additional customer care services, such as a personal shopper service, a children's wish list and a gift registry.

  Merchandising Expertise and Focused Product Selection. We believe we have developed parental trust by offering a pre-selected assortment of high quality developmental, educational and care products for children. In adhering to our "best of breed" approach, we carefully select products from over 350 vendors, based on test results and other criteria, to ensure that each of the products we offer meets our standards for quality, safety and developmental value. As a result, we offer an assortment of products not offered by mass-market retailers. Our product offerings include a full assortment of motherhood and childcare products, children's developmental and educational toys, books, software, music, videos, sports equipment, nursery and kids' room accessories, safety items, bath accessories and travel accessories.

Our Growth Strategy

  We have created a multi-faceted growth strategy that is designed to leverage our brand name and increase sales from existing as well as new customers. Key components of our strategy include:

  Expand Product Offerings in Existing Departments Within Our Online Store. We are dedicated to providing our customers with a full assortment of high quality developmental, educational and care products for children. As part of this strategy, we plan to expand significantly the number of products sold in the two existing departments within our online store, the Baby Store (which focuses on children from birth to age two years old and their caregivers) and the Kids' Development Store (which focuses on children from ages three to six years old). In addition to selecting new items from existing suppliers, we also intend to offer products from additional, high quality suppliers. We will continue to adhere to our standards for quality, safety and developmental value as we select new products.

  Launch New Departments Within Our Online Store. We believe there is a significant opportunity to leverage the "Right Start" brand name and our customer base beyond products for children through age six years old. We have designed our online store so that we can continue to grow as our customers' children grow by adding new departments and categories within our online store. We plan to launch two new departments in fiscal 2000, the Teachers' Store and the Big Kids' Store. The Teachers' Store will feature teaching tools and educational supplies for pre-school and elementary school-aged children. The Big Kids' Store will specialize in unique, high quality developmental and educational products for children ages seven to 12 years old, including music, books, videos, computer software, science and nature learning products and unique sporting goods. Additionally, we intend to form alliances with third parties to develop online boutiques accessible from our online store that will offer products in specialized categories such as children's apparel, top-line furniture, wall art and online music.

  Enhance Customer Care. We are committed to providing high levels of service to our customers in order to enhance and personalize their shopping experiences. In addition to the numerous services we currently offer, including free ground shipping, free gift wrapping, guaranteed same-day shipping and in-stock availability of products featured in our online store, 24-hour customer service and live online help, product return to any of The Right Starts's 50 retail stores and editorial content including parenting articles, we intend to add features to our online store such as a personal shopper service, a children's wish list and a gift registry. We also plan to offer additional services aimed at promoting repeat visits to our online store, including a Mom's message board, a chat room and an events calendar. We believe that by enhancing the online experience, we will increase the rate at which we convert visitors to our online store into customers.

  Establish Additional Strategic Alliances. We believe there is a significant opportunity to gain new online customers and enrich our product offerings by forming strategic alliances with companies that share a similar customer base, especially companies that focus on providing goods or services to women. We believe that strategic alliances provide us with a cost-effective method for reaching new customers and generating additional sales. To date, we have entered into arrangements with Oxygen Media in the women's media sector, Allpets.com in the online pet supplies sector, and MyEvents.com in the online event planning sector. We are currently exploring strategic alliances with companies in the following sectors: online greeting cards, Internet portals, financial service providers, personal health services, education, travel and online music. We are also exploring opportunities to create boutiques within our online store that would carry such items as flowers, children's art, apparel, furniture and musical equipment.

  Expand into Select International Markets. We intend to capitalize on the demand for high quality developmental, educational and care products for children outside the United States by expanding into select international markets. We believe that there are significant opportunities for expansion due to the vast size, highly-fragmented nature and early development stage of many international retail markets for our products. We believe our advanced merchandising, marketing and fulfillment capabilities will give us a competitive advantage as these international Internet markets begin to develop. During fiscal 2000, we plan to expand into Canada and the United Kingdom and we have begun to develop marketing channels and a customized infrastructure for these countries. We intend to explore additional international markets where we believe demand for our products will be strong.

Our Online Store

  Our online store provides our customers with an easy to use, convenient and informative way to shop for developmental, educational and care products for children. In addition to ordering products, a customer can browse the different departments within our online store, conduct targeted searches, view recommended products, read parenting and child-related articles, visit our Gift Center, participate in promotions and check order status. Our online store includes:

  Our Departments. Our online store is organized into departments based on children's ages. Currently, we offer the Baby Store (which focuses on children from birth to age two years old and their caregivers) and the Kids' Development Store (which focuses on children from ages three to six years old). Within each department, we organize products into different categories (such as books, music and feeding). In addition, our online store has advanced search technologies which make it easy for customers to locate products based on selected criteria. For example, a customer can search by any combination of age, category, brand name or keyword.

  Customer Services. We believe that we offer our customers a number of services that are not available through many other online retailers. For example:

  . We offer free ground shipping for online purchases, other than oversized items. According to Data Monitor, an average of 78% of all Internet purchases are abandoned in the checkout phase of an online transaction. We believe that this is in part due to the potential customer's dissatisfaction with the high shipping fees charged by many online retailers. We believe that our free ground shipping has resulted in our significantly lower abandonment rate.

  . We provide free gift wrapping and gift cards for online purchases, other than oversized items. Customers may select from a variety of gift wraps and personalize their own gift cards for each of their purchases.

  . We ship customer orders within 24 hours of order placement and we guarantee that product orders placed before 2 p.m., East Coast time, will be shipped from our distribution facility the same day that we receive the order.

  . We guarantee in-stock availability of products featured in our online store. We believe there is a significant competitive advantage in being able to consistently fulfill our customers' order requests on a timely basis.

  . We have knowledgeable customer service representatives that are available 24 hours a day, seven days a week via email and our toll-free phone number. In addition, the customer service area of our online store provides extensive information about using the Web site and provides answers to our customers' most frequently asked questions.

  . We have a live online customer support service available 24 hours a day, seven days a week.

  . We provide online order tracking and product returns directly through the mail and through The Right Start's retail stores. Our relationship with The Right Start allows our online and catalog customers to return their purchases to any of The Right Start's 50 retail stores. We also have a store locator feature within our online store that allows customers to easily find the store nearest to them.

  . We provide product selection services to assist customers in making purchases. Each category within a department features recommended bestselling products. Also, the Baby Store offers a Parent Shopping Guide designed for first-time parents which allows customers to browse through lists organized by age or theme such as the New Parent Checklist, the Flight Travel Essentials, the Park Visit Essentials and the Perfect Toddler Bath.

  Editorial Content. Our online store features select editorial content designed to provide useful information that complements our products and assists visitors to our online store with purchase decisions. We have partnered with respected parenting publishers such as Time Warner, Prime Media and United Parenting Publications of America and feature articles from publications such as American Baby, Baby Talk and Parenting in an extensive article library organized by topic area. In addition, we have two editorial features, "Ask the Doctor" and "Ask the Teacher," which allow visitors to submit their questions to third-party professionals who answer questions by posting relevant articles online. We feature recommended products that complement the editorial pieces when appropriate.

Products and Merchandising

  We believe that our "best of breed" approach and extensive merchandising expertise result in a unique product selection unmatched by other online or traditional store-based retailers. Our goal is to develop parental trust by providing a pre-selected assortment of high quality developmental, educational and care products for children, including a full assortment of motherhood and childcare products, developmental and educational toys, books, software, music, videos, sports equipment, nursery and kids' room accessories, safety items, bath accessories and travel accessories. We carefully select products, based on test results and other criteria, to ensure that each of the products we offer meets our standards for quality, safety and developmental value. As a result, we offer an assortment of products not offered by mass-market retailers. We offer products selected from well known brands such as Baby Trend(R), Graco(R), Safety 1st(R) and Kenneth Cole as well as niche brands such as Britax(R), Peg Perego(R), Baby Bjorn(R), Kidco, Tiny Love(R), Lamaze(R) and Medela(R). We obtain these products from a highly-fragmented group of over 350 vendors. We believe that our ability to leverage the existing strong, long-term vendor relationships of The Right Start provides us with a competitive advantage.

  Our product offerings will continue to expand as we serve a broader market. With the planned opening of the Teachers' Store and the Big Kids' Store, we will expand our product offerings by introducing additional product categories for children through age 12 years old such as music, books, videos, computer software, science and nature learning products and unique sporting goods.

  RightStart.com's merchandising team works closely with The Right Start's merchandising staff to locate, evaluate and market new products. We believe that due to our strong brand presence and our established relationships with our vendors, we often obtain new products ahead of our competitors and we are able to regularly introduce new products and product lines to our customers. In addition, we regularly update our online store and catalogs in order to encourage repeat shopping, respond to customer demands and promote top-selling products.

Marketing and Promotion

  We have designed our marketing and promotional strategy to increase consumer traffic to our online store, promote repeat purchases and develop strong customer loyalty. We believe that our established brand name allows us to engage in highly-targeted marketing and promotional activities directed at purchasers of developmental, educational and care products for children and minimizes our need to devote resources to general branding efforts. Our marketing and promotional program includes strategic relationships, direct marketing, offline and online advertising, our Preferred Partners Program and cross-promotional activities with The Right Start and our catalog operations.

  Strategic Relationship with Oxygen Media. We entered into a term sheet with Oxygen Media in November 1999. We expect to provide Oxygen Media's online users with products from all our departments and product categories. RightStart.com may be accessed directly through MomsOnline, Oxygen Media's Web site for parents. In addition, we expect to receive an average of seven minutes of television advertising time daily through 2002 on the Oxygen Media cable network, which is expected to launch nationwide in February 2000. Furthermore, both parties have agreed to prominently advertise each other and we expect to be promoted across Oxygen Media's online properties. In addition to our relationship with Oxygen Media, we plan to develop additional strategic relationships with companies that have customer bases similar to our target audience.

  Direct Marketing. We engage in several forms of direct marketing, allowing us to individually target potential customers and leverage our direct marketing expertise. Our direct marketing initiatives include monthly mailings to our customers and targeted non-customers, as well as periodic mailings to customers of The Right Start's retail stores. Our direct marketing program also involves the placement of promotional items such as RightStart.com branded mouse pads and notepads in many product shipments. In addition, we engage in focused online direct marketing, including sending periodic emails to all the customers on our mailing list and selectively emailing targeted non-customers. We also conduct cross-promotional marketing activities with consumer products companies such as Clorox and financial services companies such as American Express.

  Offline Advertising. We engage in numerous forms of offline advertising that target our customer base, including broadcast and print media.

  . Broadcast Media. Our broadcast marketing program includes targeted television and radio advertisements. We generally advertise on television and radio programs that focus on women, such as the Oxygen Media cable network.

  . Print Media. Our print marketing initiatives involve the placement of promotional materials such as advertisements and inserts in parenting and child-related publications. Print advertising allows us to efficiently market our products to specific customer groups. For example, we market our Baby Store in magazines such as Fit Pregnancy, New Parent and American Baby, and we market our Kid's Development Store in magazines such as Parents, Parenting and Healthy Kid. In addition, in major markets we have advertised in less targeted publications such as The Los Angeles Times, The New York Times, USA Today and The Chicago Tribune that provide access to a broader female audience.

  Online Advertising. We intend to enter into marketing relationships that provide targeted online advertising primarily focused on women. For example, in December 1999, we purchased services from GoTo.com to direct Internet users who search for selected terms to our online store. In addition, our arrangement with Oxygen Media provides substantial online advertising across Oxygen Media's online properties, including MomsOnline, Oxygen Media's Web site for mothers.

  Preferred Partner Program. We have entered into partnering agreements with several companies such as Allpets.com in the online pet supplies sector and MyEvents.com in the online event planning sector. We are currently exploring strategic alliances with companies in the following sectors: online greeting cards, Internet portals, financial service providers, personal health services, education, travel and online music. We typically provide our preferred partners with access to our customers through online links, direct marketing and catalog mailings, advertising in The Right Start's retail stores and the placement of promotional materials in product shipments. In exchange, we typically receive online and offline promotional exposure from our preferred partners. We believe that our preferred partner relationships provide us with a cost-effective way to promote our online store.

  Promotion Through The Right Start's Retail Stores and our Catalog. We leverage our affiliation with The Right Start's retail stores and our award-winning catalog to market and promote our online store aggressively. For example, RightStart.com is advertised prominently in each of The Right Start's 50 retail stores and in all of our catalogs. In addition,

RightStart.com inserts are currently placed in all shopping bags distributed through The Right Start's retail stores. Our catalogs also feature promotions offering coupons and other incentives to purchase products through RightStart.com.

Fulfillment Operations

  We believe our relationship with The Right Start and our experience with our catalog operations, allows us to process our customers' orders more quickly and accurately than many of our online competitors . We guarantee that any order we receive by 2 p.m., East Coast time, will be delivered to a shipment carrier the same day or the customer will receive a 50% discount on merchandise price.

  Arnold Industries, Inc., a publicly traded company with revenues of approximately $400 million in fiscal 1998, operates our primary distribution facility in Camp Hill, Pennsylvania. Arnold Industries performs distribution services for us 24 hours a day, seven days a week. Orders are automatically transmitted from our online store several times each day to the distribution facility over a secure connection and the Arnold Industries' warehouse management system optimizes the pick, pack and ship process. Our online store transmits to Arnold Industries the customer's gift wrap choices, gift messages and delivery labels. Arnold Industries, in turn, uses this information to fulfill our customers' orders. We offer three levels of shipping service: next-day delivery, two-day delivery and ground delivery. Ground delivery is complimentary on all products ordered online, except oversized items. We provide service to all 50 states and United States territories through United Parcel Service and the United States Postal Service. In addition, we offer an order tracking service for our customers on our online store. We receive data back from Arnold Industries regarding the receipt of new inventory, shipping, inventory quantities and inventory location, which enables us to confirm the availability of the products on our online store daily. Arnold Industries and USCO Logistics, a nationwide distribution fulfillment company, process our product returns.

  We believe our relationships with Arnold Industries and USCO Logistics are good. However, neither we nor The Right Start have long-term contracts with them. We believe alternative distribution and fulfillment centers are available to provide us with fulfillment services if necessary. However, there can be no assurance that a termination of our relationship with either Arnold Industries or USCO Logistics, or both, would not impair our ability to ship products and manage our inventory levels.

Catalog and Call Center

  Since 1985, we have offered high quality developmental, educational and care products for children through our catalog. Our catalog not only sells our products to customers directly by mail order, but also serves as a direct marketing tool for our online operations. Our award-winning catalog was the first national specialty catalog to offer developmental, educational and care products for mothers, infants and young children and features a selection of products offered in The Right Start's retail stores and in our online store. Several issues of our catalog are mailed each year, targeting educated, first-time parents from 23-40 years old, with an average annual income in excess of $60,000. We mailed approximately 2.6 million catalogs in 1999. Our online store and catalog share distribution and order fulfillment facilities and systems. Items purchased through our catalog may be returned to any of The Right Start's 50 retail stores or through the mail to our central distribution center.

  Arnold Industries provides call center services to process our catalog orders, provide customer support for our online store and assist with product returns for both our catalog and online store 24 hours a day, seven days a week via email, live online help, a toll-free telephone number, facsimile and mail. Online customers using our live online help service are connected to customer service representatives at Arnold Industries via software provided by AskJeeves.com. We give Arnold Industries product information and provide back-up support through our own customer service representatives.

Operations and Technology

  Guidance Solutions, Inc., an Internet consulting firm based in Marina del Rey, California, has helped develop the look and feel of our online store and the related back-end technology and systems. Through our ongoing relationship with Guidance Solutions, we have implemented a broad array of scalable site management, search, customer interaction and distribution services, as well as systems used to process customers' orders and payments. These services and systems use a combination of our own technologies, Guidance Solution's proprietary technologies (for which we have obtained a perpetual non-exclusive license) and commercially available, licensed technologies. The systems that we use to process customers' orders and payments are integrated with our accounting and financial systems.

  Our systems have been developed based on industry standard architectures and are designed to reduce downtime. Our online store is generally available 24 hours a day, seven days a week. Our system hardware is hosted at a third-party facility operated by Level 3 Communications, Inc. in Los Angeles, California, which provides redundant communications lines and emergency power backup. We have implemented load balancing systems and our own redundant servers managed by Guidance Solutions to provide for additional fault tolerance. Guidance Solutions currently has a staff dedicated solely to developing and maintaining our Web site. In addition, because Guidance Solutions owns 288,333 shares of our common stock, we believe Guidance Solutions has a vested interest in the successful operation of our Web site.

  We incurred product development expenses of $755,000 in the 48 weeks ended January 1, 2000. We anticipate that we will continue to devote significant resources to Web site development in the future.

Competition

  The market for developmental, educational and care products for children is intensely competitive. In particular, the online market for these products is newly developing, rapidly evolving and intensely competitive. We expect competition to intensify in the future because new competitors can enter our market with little difficulty and can launch online stores at a relatively low cost. We principally compete with online and traditional store-based retailers and catalog retailers that sell products for children, including specialty stores, mass-market retailers, discount chains, department stores and a growing number of mail-order catalogs.

  We believe that competition in the online retail and catalog business is based on brand name recognition, product selection, price, convenience, customer service and the speed and reliability of fulfillment. We believe that we distinguish ourselves from traditional store-based retailers and other online retailers by offering a full assortment of children's developmental, educational and care products carefully selected with regard to quality, safety and developmental value. As a specialty retailer, we also focus on providing the highest levels of customer service. In addition, we believe our relationship with The Right Start, a specialty retailer with 50 retail stores throughout the United States, provides us with advantages relative to online-only retailers in our market, including cross-marketing opportunities, vendor relationships, distribution capabilities and enhanced customer convenience.

  Many of our online competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to Web site development than we can. Our competitors also may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Some of our competitors have significantly greater experience in selling children's products online. Finally, new technologies and the expansion of existing technologies, such as price comparison programs, may increase competition.

Government Regulation

  We are not currently subject to direct federal, state or local regulation other than the Consumer Safety Act, the regulations issued thereunder and regulations applicable to businesses generally or directly applicable to electronic commerce. It is possible, however, that as the popularity of the Internet grows, a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. While we contact our customers on behalf of our preferred partners, we do not currently provide personal information regarding our users to any third parties. The adoption of such Internet laws and the increasing regulation of electronic commerce could make our business more costly or reduce our ability to leverage information we gain from our customers to increase sales.

  We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they may not fully contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could increase the cost of doing business as a result of litigation costs or increased service delivery costs.

  In addition, because our services are available over the Internet and through our catalog distribution in multiple states and foreign countries and because our products may be returned to any of The Right Start's retail stores, multiple jurisdictions may claim that we are required to qualify to do business there, be subject to litigation in their courts and comply with their laws. We are qualified to do business only in California and Pennsylvania. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts or our intellectual property rights in such jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, financial condition, results of operations and prospects.

  We currently collect sales and other similar taxes for physical shipments of goods into each state in which The Right Start has a retail store because all of our online and catalog products may be returned to any of The Right Start's retail stores. Sales in other states, however, may subject our shipments in such states to state sales taxes under current or future laws. If we become obligated to collect additional sales taxes, we will need to update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers in these states may be discouraged from purchasing products from us because they have to pay sales tax, potentially causing our net sales to be lower than if we did not collect such taxes. Many of our competitors do not collect sales tax on as widespread a basis as we do. As a result, in order to retain our market share, we may need to offer our products at lower prices to offer the same total cost to our customers, which may decrease our margins and reduce our profitability.

Intellectual Property

  We regard the protection of our intellectual property as critical to our future success and rely on various intellectual property laws and contractual restrictions to protect our proprietary rights. These include confidentiality and nondisclosure agreements with our employees, contractors, suppliers and strategic and preferred partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, through our agreement with The Right Start and independently, we have sought or will seek registration of our trademarks and service marks in the United States and internationally, and have applied for and obtained registration in the United States for certain of our trademarks and service marks, including "Right Start" and have applied for federal registration of "Right Start" as it is used for online sales of child-related products. However, effective intellectual property protection may not be available in every country in which our products are made available online.

  We have licensed in the past, and expect that we may license to third parties in the future, certain of our proprietary rights, such as trademarks or copyrighted materials. We attempt to ensure that these licensees maintain the quality of our brand name and the associated good will. However, these licensees may nevertheless take actions that materially adversely affect the value of our proprietary rights, good will, image and reputation.

  We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms or at all. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which may materially adversely affect our business, financial condition, results of operations and prospects. See "Related Party Transactions" for a description of our intellectual property agreement with The Right Start. See "Risk Factors--We are substantially dependent on our arrangements with our technology partner" and "Risk Factors-- Our Web site is dependent on third party software and services" for a description of our relationship with our technology partners and providers.

  To date, we have not been notified that our technologies infringe the proprietary rights of third parties. However, there can be no assurance that third parties will not claim infringement by us with respect to our current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, may be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us may have a material adverse effect upon our business, financial condition, results of operations and prospects.

Employees

  As of January 1, 2000, we had 27 full-time employees and one part-time employee. In order to maintain flexibility, we have employed a strategy of outsourcing functions essential to our business. Since the launch of our online store in June 1999, we have outsourced our technology department, our warehousing and logistics operations, certain of our customer service functions and certain of our administrative functions. As a result, we have engaged our employees primarily in managerial roles. None of our employees are represented by labor unions and we consider our employee relations to be good.

Facilities

  Our corporate offices are located in approximately 9,300 leased square feet of space in a mixed-use building in Westlake Village, California. We lease these facilities from The Right Start on a month to month basis for $12,500 per month. We use third-party distribution and fulfillment providers and therefore do not directly lease or own any space for our inventory. Our Web site's servers are located in Level 3 Communications, Inc.'s hosting facilities.

Legal Proceedings

  From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not aware of any material claims or actions pending or threatened against us at this time.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth specific information as of January 1, 2000 regarding our executive officers and directors:

             Name           Age                       Position
             ----           ---                       --------
   Jerry R. Welch..........  49 Chairman, President and Chief Executive Officer
   Raymond P. Springer.....  49 Executive Vice President and Chief Financial Officer
   Gerald E. Mitchell......  45 Executive Vice President, Merchandising and
                                Marketing
   Scott M. Harvey.........  38 Senior Vice President, Business Development
   Kendrick F. Royer.......  36 Senior Vice President and General Counsel
   Richard Pollock.........  48 Senior Vice President, Fulfillment and Customer
                                Service
   Arlissa R. Mittleman....  36 Vice President, Marketing
   Richard A. Kayne........  54 Director
   Fred Kayne..............  61 Director
   David C. Schwab.........  42 Director

  Jerry R. Welch has served as our Chairman, President and Chief Executive Officer since April 1999. In addition, Mr. Welch has served as Chairman of The Right Start since August 1995, as its President since September 1996 and as its, Chief Executive Officer since March 1996. Mr. Welch also serves as a managing director of Kayne Anderson Investment Management, Inc., the principal shareholder of The Right Start, and has served in such capacity since January 1993. Mr. Welch held the positions of Chairman from April 1993 to September 1999 and Chief Executive Officer from August 1994 to September 1999 of Glacier Water Services, Inc., a retailer of vended water. Mr. Welch continues to serve as a member of the board of directors of Glacier Water Services, Inc. and has served in such capacity since April 1993.

  Raymond P. Springer became our Executive Vice President and Chief Financial Officer in December 1999. From August 1999 to December 1999, Mr. Springer served as Senior Vice President and Chief Financial Officer of Payless Cashways Inc., a retailer of building materials and home improvement products. From April 1996 to June 1999, Mr. Springer was employed as Executive Vice President and Chief Financial Officer of Jumbo Sports, Inc., a sporting goods retailer located in Florida. Jumbo Sports filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in December 1998. From 1987 to 1996, Mr. Springer was the Executive Vice President and Chief Financial Officer of Kash n' Karry Food Stores, Inc., a grocery store chain located in Florida.

  Gerald E. Mitchell has served as our Executive Vice President, Merchandising and Marketing since August 1999. From April 1999 to August 1999, Mr. Mitchell served as Senior Vice President, Merchandising and Marketing of The Right Start. From July 1996 to April 1999, Mr. Mitchell served as Vice President, Merchandising of The Right Start. From January 1994 to June 1996, Mr. Mitchell served as Vice President-Merchandising for Discovery Channel Stores, a media-related specialty chain. Mr. Mitchell's prior experience also includes senior management roles in department store, specialty store, and chain store merchandising and product development.

  Scott M. Harvey has served as our Senior Vice President, Business Development since October 1999. From May 1998 to September 1999, Mr. Harvey served as a Senior Vice President for Tickets.com, a leading event ticketing company on the Internet. Mr. Harvey served as Senior Vice President and Director for American Professional Testing Service, a test preparation company, from April 1989 to June 1995 and as Vice President for West Bar Review, a test preparation company, from June 1995 to April 1998.

  Kendrick F. Royer joined us as Senior Vice President and General Counsel in December 1999. From November 1995 to December 1999, Mr. Royer was an associate at the law firm of Milbank, Tweed, Hadley & McCloy LLP in Los Angeles, California, practicing general corporate, securities and mergers and acquisition law. From November 1991 to September 1995, Mr. Royer was an associate at the law firm of O'Melveny & Myers LLP in Los Angeles, California.

  Richard Pollock has served as our Senior Vice President, Fulfillment and Customer Service since August 1999. Mr. Pollock served as Vice President, Logistics of The Right Start from September 1996 to August 1999. From June 1996 to September 1996, Mr. Pollock served as Director of Logistics at The Right Start. Mr. Pollock previously served as Regional Operations Manager of USCO Distribution Services, a fulfillment services provider, from 1989 to June 1996.

  Arlissa R. Mittleman became our Vice President, Marketing in November 1999. From June 1993 to November 1999, Ms. Mittleman served as director of marketing for the Disney Entertainment Business Unit of Mattel Inc.

  Richard A. Kayne has served as a director since June 1999. Mr. Kayne has also served as President and Chief Executive Officer of Kayne Anderson Investment Management, Inc., and its broker dealer affiliate, K.A. Associates, Inc. Mr. Kayne co-founded Kayne Anderson Investment Management, Inc. in 1985. Mr. Kayne is also a director of the Right Start, Foremost Insurance Corporation of America and Glacier Water Services, Inc. Since September 1999, Mr. Kayne has served as the Chief Executive Officer of Glacier Water Services, Inc. In addition, Mr. Kayne has served as President and director of K.A. Holdings, Inc. and K.A. Limited, Inc. and Administrative Manager of Kayne Anderson Investment Management, LLC. On April 26, 1995, Mr. Kayne consented to a $5,000 civil money penalty by the Office of Thrift Supervision in connection with proceedings relating to a savings institution for which Mr. Kayne served as a director. These proceedings related to the institution's sale of a security to a family trust for which Mr. Kayne was a contingent beneficiary in which Mr. Kayne failed to abstain from the approval of such transaction. Richard A. Kayne and Fred Kayne are brothers.

  Fred Kayne has served as a director since June 1999. Since 1986, Mr. Kayne has also served as Chairman and President of Fortune Financial, a merchant bank located in Los Angeles, California. In addition, Mr. Kayne has been Chairman and President of Fortune Fashions a knitwear manufacturer, since 1991, and Chairman of Big Dog Holdings, Inc., a specialty retail company, since 1992. Mr. Kayne is also a director of The Right Start. Mr. Kayne was a partner of the investment bank Bear, Stearns & Co. Inc. until its initial public offering in 1985, after which he was a managing director and a member of the board of directors until he resigned in 1986. Fred Kayne and Richard A. Kayne are brothers.

  David C. Schwab has served as a director since July 1999. Since June 1996, Mr. Schwab has served as a general partner of Sierra Ventures Management Company, a venture capital investment firm. Mr. Schwab served as Vice President of Scopes Technology from May 1991 to June 1996. Mr. Schwab serves as a director of SalesLogix Corp., a software provider and serves as a director of Micromuse Inc., a software developer.

  RightStart.com currently has authorized six director positions, for which four directors have been elected. We expect to fill the vacancies on our board with at least two independent members shortly after completion of this offering. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. Our executive officers serve at the discretion of the board of directors.

Board Committees

  There are two standing committees of the board, an audit committee and a compensation committee. Our board of directors established a compensation and an audit committee in December 1999.

  Compensation Committee. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. Our compensation committee currently consists of Richard A. Kayne and Fred Kayne, neither of whom has ever been an officer or employee of RightStart.com. We expect that we will appoint an additional member to the compensation committee after appointment of one or more independent directors.

  Audit Committee. Our audit committee recommends the appointment of independent public accountants for the annual audit of our financial statements to the board of directors. The audit committee reviews the scope of the annual audit and other services the auditors are asked to perform. The audit committee also reviews the report on our financial statements prepared by the auditors following the audit, and our accounting and financial policies in general. The audit committee also reviews management's procedures and policies with respect to our internal accounting controls. Our audit committee currently consists of Richard A. Kayne, Fred Kayne and David C. Schwab, all of whom have past employment experience in finance or accounting.

Compensation Committee Interlocks and Insider Participation

  Prior to establishing the compensation committee in December 1999, the board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such interlocking relationship existed in the past.

Director Compensation

  Our directors currently do not receive any cash compensation from us for their services as members of the board of directors, although they are reimbursed for travel and lodging expenses in connection with attendance at board and committee meetings. Under our 1999 Stock Option Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors. In September 1999, the board of directors granted
Richard A. Kayne, Fred Kayne and David C. Schwab each an option to purchase 40,000 shares and Robert Simon an option to purchase 10,000 shares of common stock at $0.45 per share in connection with their appointments as members of the board of directors. These options, which were exercisable immediately upon the date of grant, are fully vested. We have recorded a compensation charge of approximately $159,000 for the difference between the option price and the fair market value at the date of grant. In January 2000, Mr. Simon resigned as a member of the board of directors.

Executive Compensation

  The following table sets forth the compensation received for services rendered to RightStart.com by our Chief Executive Officer and our four other most highly compensated executive officers during fiscal 1999.

                           Summary Compensation Table

                                                                    Long-Term
                                          Annual Compensation      Compensation
                                      ---------------------------- ------------
                                                         Other      Securities
                                                         Annual     Underlying
     Name and Principal Position      Salary(1) Bonus Compensation   Options
     ---------------------------      --------- ----- ------------ ------------
Jerry R. Welch(2)....................  $31,000    --    $    --      500,000
 Chairman, President and
 Chief Executive Officer
Raymond P. Springer(3)...............   19,230    --     22,085      150,000
 Executive Vice President and
 Chief Financial Officer
Gerald E. Mitchell(4)................   91,100    --      2,600      150,000
 Executive Vice President,
 Merchandising and Marketing
Scott M. Harvey(5)...................   40,000    --      1,950      150,000
 Senior Vice President,
 Business Development
Kendrick F. Royer(6).................    7,930    --        650      100,000
 Senior Vice President and
 General Counsel

--------
(1) Salary information represents salary paid to employees from their date of employment to our fiscal year end, January 1, 2000. Salary information for each employee is presented on an annualized basis in the footnotes below.

(2) Mr. Welch became our Chairman, President and Chief Executive Officer in April 1999. On an annual basis for fiscal 1999, Mr. Welch would have received $100,000 in compensation. On June 1, 1999, Mr. Welch was granted an option to purchase 364,000 shares of common stock at an exercise price of $0.45 per share. On September 10, 1999, Mr. Welch was granted an additional option to purchase 136,000 shares of common stock at an exercise price of $0.45 per share. The option granted on June 1, 1999 is exercisable immediately and is fully vested. The option granted on September 10, 1999 becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on September 10, 2000 and 1/48th of the total number of shares underlying the option monthly from and after September 10, 2000.

(3) Mr. Springer became our Executive Vice President and Chief Financial Officer in December 1999. On an annual basis for fiscal 1999, Mr. Springer's salary would have been $250,000. Other annual compensation consists of an expense allowance equal to $650 per month and the reimbursement of moving expenses. On October 27, 1999, Mr. Springer was granted an option to purchase 150,000 shares of common stock at an exercise price of $3.75 per share. The option becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on October 27, 2000 and 1/48th of the total number of shares underlying the option monthly from and after October 27, 2000.

(4) Mr. Mitchell became our Executive Vice President, Merchandising and Marketing in August 1999. On an annual basis for fiscal 1999, Mr. Mitchell's salary would have been $182,000. Other annual compensation consists of an expense allowance equal to $650 per month. On June 1, 1999 and September 10, 1999, Mr. Mitchell was granted options to purchase 91,000 and 59,000 shares of common stock, respectively, at an exercise price of $0.45 per share. The option granted on June 1, 1999 becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on June 1, 2000 and 1/48th of the total number of shares underlying the option monthly from and after June 1, 2000. The option granted on September 10, 1999 becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on September 10, 2000 and 1/48th of the total number of shares underlying the option monthly from and after September 10, 2000.

(5) Mr. Harvey became our Senior Vice President, Business Development in October 1999. On an annual basis for fiscal 1999, Mr. Harvey's salary would have been $160,000. Other annual compensation consists of an expense allowance equal to $650 per month. On September 10, 1999, Mr. Harvey was granted an option to purchase 150,000 shares of common stock at an exercise price of $0.45 per share. Mr. Harvey's option becomes exercisable at the rate of 1/4th the total number of shares underlying the option on September 10, 2000 and 1/48th of the total number of shares underlying the option monthly from and after September 10, 2000; provided that upon the happening of the initial underwritten public offering of our common stock, 1/4th of Mr. Harvey's then unvested shares will vest, in which case the remaining unvested shares will become exercisable in equal monthly installments over the period from the date of grant of the option to the date that is 48 months from the date of grant of such option.

(6) Mr. Royer became our Senior Vice President and General Counsel in December 1999. On an annual basis for fiscal 1999, Mr. Royer's salary would have been $165,000. Other annual compensation consists of an expense allowance equal to $650 per month. On October 27, 1999, Mr. Royer was granted an option to purchase 100,000 shares of common stock at an exercise price of $3.75 per share. The option becomes exercisable at the rate of 1/4th of the total number of shares on October 27, 2000 and 1/48th of the total number of shares monthly from and after October 27, 2000.

  We did not pay to our Chief Executive Officer or any named executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in fiscal 1999. We do not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any executive officer under which benefits are determined primarily by final compensation and years of service.

Option Grants

  The following table provides summary information regarding stock options granted to our Chief Executive Officer and our four other highest compensated executive officers during fiscal 1999.

                          Option Grants in Fiscal 1999

                                        Individual Grants
                          ----------------------------------------------
                                                                             Potential
                                       % of                               Realizable Value
                                       Total                             at Assumed Annual
                          Number of   Options                              Rates of Stock
                            Common    Granted                                  Price
                            Shares      to                                Appreciation for
                          Underlying Employees                             Option Term(3)
                           Options   in Fiscal Exercise Price Expiration ------------------
          Name            Granted(1)   1999    (per share)(2)    Date       5%       10%
          ----            ---------- --------- -------------- ---------- -------- ---------
Jerry R. Welch(4).......   364,000     20.12%      $0.45         6/1/09  $267,000 $ 425,000
                           136,000      7.52        0.45        9/10/09    97,000   159,000
Raymond P. Springer(5)..   150,000      8.29        3.75       10/27/09   916,000 1,459,000
Gerald E. Mitchell(6)...    91,000      5.03        0.45         6/1/09    67,000   106,000
                            59,000      3.26        0.45        9/10/09    43,000    69,000
Scott M. Harvey(7)......   150,000      8.29        0.45        9/10/09   110,000   175,000
Kendrick F. Royer(8)....   100,000      5.53        3.75       10/27/09   611,000   973,000

--------
(1) We granted options for an aggregate of 1,769,500 shares to our employees under the 1999 Stock Option Plan during fiscal 1999. See "1999 Stock Option Plan" below.

(2) All options were granted at an exercise price equal to the fair market value of the common stock, as determined by the board of directors on the date of grant, other than those options that expire on September 10, 2009 and October 27, 2009.

(3) The potential realizable value is calculated assuming the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

(4) Mr. Welch's option to purchase 364,000 shares of common stock was immediately exercisable and fully vested on the date of grant. Mr. Welch's option to purchase 136,000 shares of common stock becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on September 10, 2000 and 1/48th of the total number of shares underlying the option monthly from and after September 10, 2000.

(5) Mr. Springer's option becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on October 27, 2000 and 1/48th of the total number of shares underlying the option monthly from and after October 27, 2000.

(6) Mr. Mitchell's option to purchase 91,000 shares of common stock becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on June 1, 2000 and 1/48th of the total number of shares underlying the option monthly from and after June 1, 2000. Mr. Mitchell's option to purchase 59,000 shares of common stock becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on September 10, 2000 and 1/48th of the total number of shares underlying the option monthly from and after September 10, 2000.

(7) Mr. Harvey's option becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on September 10, 2000 and 1/48th of the total number of shares underlying the option monthly from and after September 10, 2000; provided that upon the happening of the initial underwritten public offering of the common stock, 1/4th of Mr. Harvey's then unvested shares will become immediately exercisable, in which case any remaining unvested shares underlying such option will become exercisable in equal monthly installments over the period from the date of grant of the option to the date that is 48 months from the date of grant of such option.

(8) Mr. Royer's option becomes exercisable at the rate of 1/4th of the total number of shares underlying the option on October 27, 2000 and 1/48th of the total number of shares underlying the option monthly from and after October 27, 2000.

Option exercises and holdings

  The following table sets forth for our Chief Executive Officer and our four other highest compensated executive officers the number of shares acquired upon exercise of stock options as of January 1, 2000 and the number of shares subject to exercisable and unexercisable stock options held at such date.

                     Aggregate Option Exercises and Values

                                                   Number of Securities
                                                        Underlying           Value Of Unexercised
                                                    Unexercised Options      In-The-Money Options
                                                   At January 1, 2000(1)     At January 1, 2000(2)
                                                 ------------------------- -------------------------
                           Shares
                          Acquired      Value
          Name           on Exercise Realized(1) Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ----------- ----------- ------------- ----------- -------------
Jerry R. Welch..........      --        $ --       364,000      136,000       $           $
Raymond P. Springer.....      --          --           --       150,000         --
Gerald E. Mitchell......      --          --           --       150,000         --
Scott M. Harvey.........      --          --           --       150,000         --
Kendrick F. Royer.......      --          --           --       100,000         --

--------
(1) No options were exercised during fiscal 1999.
(2) Based on the estimated fair market value of $      for our common stock on
    January 1, 2000, less the exercise price per share.

1999 Stock Option Plan

  The board of directors adopted our 1999 Stock Option Plan (the "1999 Plan") in April 1999 and our stockholders approved it in June 1999. We have reserved a total of 1,818,000 shares of common stock for issuance under the 1999 Plan. As of January 1, 2000, options to purchase 1,769,500 shares of common stock with a weighted average exercise price of $1.18 had been granted, none of which has been exercised as of the date hereof. Prior to completion of this offering, the board intends to increase the number of shares issuable upon exercise of options granted under the 1999 Plan.

  The 1999 Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, consultants and nonemployee directors, of nonstatutory stock options. If an optionee would have the right in any calendar year to exercise for the first time incentive stock options for shares having an aggregate fair market value (under all of our plans and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options will be treated as nonstatutory stock options.

  The 1999 Plan may be administered by the board of directors or a committee of the board of directors. The compensation committee of the board of directors administers the 1999 Plan. The compensation committee determines the terms of options and stock purchase rights granted under the 1999 Plan, including the number of shares subject to an option or stock purchase right, the exercise or purchase price, and the term and exercisability of options. The compensation committee may also amend the terms of options and stock purchase rights granted under the 1999 Plan, including changing or accelerating the date on which the options become exercisable. The exercise price of all incentive stock options granted under the 1999 Plan generally must be at least equal to the fair market value of our common stock on the date of grant. The compensation committee has the authority to grant non-qualified stock options at prices below fair market value. Payment of the purchase price of options and stock purchase rights may be made in cash, by certified check, bank draft or money order or as determined by the compensation committee.

  Generally, options granted under the 1999 Plan have a term of ten years and are nontransferable. Generally, options granted under the 1999 Plan vest 25% on the first anniversary of grant and monthly thereafter over three years. The compensation committee, however, has the flexibility to determine the vesting terms of options at the time of grant.

  Upon the happening of a Merger Event (as defined in the 1999 Plan), including a merger, reorganization, business combination, the sale of all or substantially all of our assets or if the composition of the board of directors is altered as described in the 1999 Plan, options granted thereunder will become immediately and fully exercisable. The holders of options may then either exercise their options and participate in such transaction on substantially the same terms as RightStart.com or receive substitute options from the surviving corporation, if applicable.

  Unless terminated earlier, the 1999 Plan will terminate on June 2009. The board has the authority to amend or terminate the 1999 Plan as long as such action does not materially and adversely affect any outstanding option and provided that stockholder approval for any amendments to the Plan shall be obtained to the extent required by applicable law. Amendment of the 1999 Plan, however, will not affect the exercisability of options granted under the 1999 Plan prior to its expiration.

Limitation of Liability and Indemnification Matters

  Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our Bylaws provide that we shall indemnify our directors and officers and directors, officers, employees and other agents of any other enterprise serving at our request to the fullest extent permitted by law. The Bylaws also provide that we may indemnify our employees and agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent of ours or of any other enterprise serving at our request for any expense, liability or loss arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

  We have entered into agreements to indemnify our directors in addition to indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of RightStart.com, any subsidiary of RightStart.com or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of our common stock as of January 1, 2000, and as adjusted to reflect the sale of shares of common stock in this offering for:

  . each stockholder known by us to own beneficially more than 5% of the common stock;

  .  each director;

  . our Chief Executive Officer and our four other highest compensated executive officers;

  .  all directors and executive officers as a group; and

  .  the selling stockholder.

                               Shares Beneficially
                                   Owned Before      Shares  Shares Beneficially
                                   Offering(2)       to be   Owned After Offering
                               -------------------- sold in  --------------------
 Name of Beneficial Owner(1)    Number   Percentage Offering  Number   Percentage
 ---------------------------   --------- ---------- --------  ------   ----------
 Richard A. Kayne............  5,518,334    60.4%
 The Right Start, Inc. (3)
  5388 Sterling Center Drive,
   Unit C
  Westlake Village, CA 91361
 David C. Schwab.............  2,831,671    30.5       --    2,831,671
 Sierra Ventures VII, L.P.(4)
  3000 Sand Hill Road,
   Building 4, #210
  Menlo Park, CA 94025
 Palomar Ventures I,
  L.P. (5)...................    699,666     7.6       --      699,666
  100 Wilshire Boulevard,
   Suite 400
  Santa Monica, CA 90401
 Jerry R. Welch(6)...........    364,000     3.8       --      364,000
 Fred Kayne(7)...............     40,000       *       --       40,000
 Raymond P. Springer(8)......          *       *       --            *
 Gerald E. Mitchell(9).......          *       *       --            *
 Scott M. Harvey(10).........          *       *       --       37,500
 Kendrick F. Royer(11).......          *       *       --            *
 All directors and executive
  officers as a group (10
  persons)(12)...............    484,000     5.1%              521,500

--------
  * Less than 1% of the outstanding shares of common stock.
 (1) Each person's address is c/o RightStart.com Inc., 5388 Sterling Center Drive, Unit C, Westlake Village, California 91361, unless otherwise noted.
 (2) Includes shares over which the beneficial owner exercises voting and/or investment power. Common stock subject to options or warrants that is currently exercisable, or exercisable within 60 days of the date such information is provided, to be included for purposes of computing beneficial ownership.
 (3) Richard A. Kayne is the President and Chief Executive Officer of Kayne Anderson Investment Management, Inc., and is a director of The Right Start. The Right Start holds 5,478,334 shares of common stock and Mr. Kayne holds a currently exercisable option to purchase 40,000 shares of common stock.
 (4) David C. Schwab, is the general partner of Sierra Ventures VII, L.P. and Sierra Ventures Associates VII, L.L.C. Sierra Ventures VII, L.P. holds 2,418,183 shares of common stock and a warrant currently exercisable for 119,700 shares of common stock. Sierra Ventures VII, L.L.C. holds 241,818 shares of common stock and a warrant currently exercisable for 11,970 shares of common stock. Mr. Schwab holds an option currently exercisable to purchase 40,000 shares of common stock.
 (5) Includes 666,666 shares of common stock held directly by Palomar Ventures I, L.P. and a warrant currently exercisable for 33,000 shares of common stock.

 (6) Includes currently exercisable options to purchase 364,000 shares of common stock.
 (7) Includes a currently exercisable option to purchase 40,000 shares of common stock.
 (8) Mr. Springer has received an option to purchase 150,000 shares of common stock. Such option will not become exercisable within 60 days.
 (9) Mr. Mitchell has received options to purchase an aggregate of 150,000 shares of common stock. Such options will not become exercisable within 60 days.
(10) Mr. Harvey has received an option to purchase 150,000 shares of common stock, of which 37,500 shares will become exercisable upon consummation of this offering.
(11) Mr. Royer has received an option to purchase 100,000 shares of common stock. Such option is not currently exercisable and will not become exercisable within 60 days.
(12) Includes options beneficially owned by all executive officers and directors.

                          DESCRIPTION OF CAPITAL STOCK

  Prior to the completion of this offering, we will amend our Certificate of Incorporation to authorize the issuance of 200,000,000 shares of common stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

  As of January 1, 2000, there were 9,100,000 shares of common stock outstanding held of record by seven stockholders. In addition, as of that date, there were 483,500 shares subject to outstanding warrants and 1,769,500 shares of common stock subject to outstanding options. Upon completion of this
offering, there will be               shares of common stock outstanding,
assuming no exercise of the underwriters' over-allotment option or additional exercise of outstanding options and warrants.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

  The board of directors is authorized, subject to Delaware law, without further stockholder approval, from time to time to issue up to an aggregate of five million shares of preferred stock in one or more series. The board of directors can fix the designations, preferences and relative, participating, optional and other special rights of the shares of each series and any qualifications, limitations or restrictions of such shares. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We issued 3,333,333 shares of our Series A Convertible Preferred Stock to affiliates of Sierra Ventures Management Company and Palomar Ventures I, L.P. in July 1999. On October 22, 1999, all holders of our Series A Convertible Preferred Stock converted to an equal number of shares of common stock in accordance with the terms of the Series A Convertible Preferred Stock and such converting holders received warrants to purchase an additional 165,000 shares of our common stock (allocated on a pro rata basis) in exchange for such conversion. As of the date hereof, we have no outstanding preferred stock. We have no present plans to issue any shares of preferred stock.

Warrants

  As of January 1, 2000 there were warrants outstanding to purchase a total of 483,500 shares of common stock at an average weighted conversion price of $6.41 per share. On July 9, 1999, we issued to the principals of Digital Coast Partners, LLC (formerly CEA Montgomery

Media, L.L.C.) warrants to purchase 182,000 shares of common stock. On December 30, 1999, we issued to Oxygen Media, LLC a warrant to purchase 136,500 shares of common stock. On October 22, 1999, we issued to affiliates of Sierra Ventures Management Company warrants to purchase 132,000 shares of common stock. On October 22, 1999, we issued to Palomar Ventures I, L.P. a warrant to purchase 33,000 shares of common stock.

Registration Rights

  Investors' Rights Agreement. Affiliates of Sierra Ventures Management Company and Palomar Ventures I, L.P. and certain of their permitted transferees are entitled to have 3,498,334 shares of common stock registered by us under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the terms of an Investors' Rights Agreement dated as of July 9, 1999, as amended. Subject to the limitations specified in the Investors' Rights Agreement, these registration rights include the following:

  . The holders of at least 20% of the then outstanding registrable securities (or the holders of any amount of registrable securities, provided that the proposed aggregate selling price is at least $5.0 million) may require, on two occasions beginning 180 days after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale.

  . If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters or our board to limit the number of shares included in the offering in view of market conditions. Such holders of registrable securities shall be entitled to sell shares equal to 30% of the total number of Shares to be included in the offering unless no other shareholders' securities are included in the offering and such offering is our initial public offering.

  . The holders of at least 2% of the then outstanding registrable securities under the agreement may, on one occasion within each 12-month period, require us to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us, provided that the proposed aggregate selling price of the securities to be registered is at least $1.0 million.

  . The right of any holder to request registration or inclusion in any of the above registration rights terminates on the earlier of (i) closing of the first registered public offering of common stock if all shares of registrable securities held or entitled to be held upon conversion by holders of registrable securities may immediately be sold under Rule 144 during any 90-day period, and (ii) five years after the closing of the first registered public offering.

  Registration Rights Agreement. Guidance Solutions and certain of its permitted transferees are entitled to have 288,333 shares of common stock registered by us under the Securities Act pursuant to the terms of a Registration Rights Agreement dated October 30, 1999. Subject to the limitations specified in the Registration Rights Agreement, these registration rights include the following:

  . The holders of at least 25% of the then outstanding registrable securities under the agreement may require, on one occasion beginning 180 days after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale.

  . If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

  . The right of any holder to request registration or inclusion in any registration terminates on the earlier of (i) the closing of the first registered public offering of common stock if all shares of registrable securities held may immediately be sold under Rule 144 during any 90-day period, and (ii) five years after the closing of the first registered public offering.

  Subscription Agreement. Affiliates of Digital Coast Partners, LLC (formerly known as CEA Montgomery Media, L.L.C.) are entitled to have an aggregate of 182,000 shares of common stock under all such Subscription Agreements underlying currently exercisable warrants registered by us under the Securities Act pursuant to the terms of Subscription Agreements dated as of July 9, 1999. Subject to the limitations specified in the Subscription Agreements, these registration rights include the following:

  . The holders of at least 100,000 shares of the then outstanding registrable securities may require, on one occasion beginning 180 days after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale.

  . If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

  . The right of any holder to request registration or inclusion in any registration does not terminate.

  Warrant Subscription Agreement. Oxygen Media, LLC and its permitted transferees are entitled to have an aggregate of 136,500 shares of common stock registered by us under the Securities Act pursuant to the terms of a Warrant Subscription Agreement dated as of December 30, 1999. Subject to the limitations specified in the Warrant Subscription Agreement, these registration rights include the following:

  . If we register any common stock, either for our own account or for the account of other security holders, the holder of registrable securities is entitled to include its shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

  . The right of any holder to request registration or inclusion in any registration terminates on the earlier of (i) the closing of the first registered public offering of common stock, if all shares of warrant stock held by such holder (assuming exercise in full of the warrant) may immediately be sold under Rule 144 during any 90-day period, and (ii) five years after the closing of the first registered public offering we initiate.

  We will bear all registration expenses other than underwriting discounts and commissions. All registration rights terminate with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act.

Anti-takeover Effects on Delaware Law and Our Certificate of Incorporation and Bylaws

  Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make our acquisition by a third party and the removal of our incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

  We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the business combination or the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

  Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. In addition, our Certificate of Incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Ave., Glendale, California 91204. Their telephone number is (818) 502-1404.

Listing

  Application has been made for the quotation of our common stock on the Nasdaq National Market under the trading symbol "TOTS."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

  Upon completion of this offering, we will have             outstanding shares
of common stock, options to purchase 1,769,500 shares of common stock and warrants to purchase 483,500 shares of common stock, each assuming no exercise of the underwriters' over-allotment option and no additional option or warrant grants or exercises after January 1, 2000. Of these shares, the shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

  The remaining outstanding shares and 2,253,000 shares subject to outstanding options and warrants are "restricted securities" within the meaning of Rule
144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

  Our directors, officers and securityholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such lock-up agreements expire or are waived by Deutsche Bank Securities Inc. Taking into account the lock-up agreements, and assuming Deutsche Bank Securities Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

  .  Beginning on the effective date of this offering        shares will be
     immediately available for sale in the public market, assuming no exercise of the underwriters' over-allotment option.

  . Beginning 180 days after the effective date, approximately 729,500 shares will be eligible for sale pursuant to Rule 701, no additional shares will be eligible for sale pursuant to Rule 144(k), and
     approximately             additional shares will be eligible for sale
     pursuant to Rule 144. In addition, approximately             shares
     subject to options will be eligible for sale pursuant to Rule 701,
     subject to vesting restrictions. All but             of such shares and
                 of such shares subject to options and warrants are held by affiliates.

  In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  .  one percent of the number of shares of common stock then outstanding
     which will equal approximately             shares immediately after the
     offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

  Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  In general under Rule 701 of the Securities Act, as currently in effect, any of our employees, directors or consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

  In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our 1999 Plan. As a result, any options or rights exercised under the 1999 Plan and any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. Such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of January 1, 2000, there were outstanding options for the purchase of 1,769,500 shares of common stock, of which options to purchase 494,000 shares were exercisable. As of January 1, 2000, there were outstanding warrants for the purchase of 483,500 shares of common stock, all of which were exercisable. See "Risk Factors--Risks Related to this Offering--Substantial sales of our common stock after the offering could cause our stock price to fall," "Management--1999 Stock Plan" and "Description of Capital Stock--Registration Rights."

                           RELATED PARTY TRANSACTIONS

Related Party Agreements with The Right Start

  Management Services Agreement. We have entered into a management services agreement, dated as of July 9, 1999, with The Right Start. Pursuant to the management services agreement, The Right Start supplies corporate, administrative and marketing services, promotional services and inventory to RightStart.com as detailed below:

  Basic Services. The Right Start has agreed to provide us with various services from time to time, including, among others, services for personnel/human resources, benefits administration, payroll processing, insurance, tax, cash management, merchandising, advertising, inventory management, employee relations, employee benefits, customer relations, financial, legal, order fulfillment and collection, accounting, telecommunications, catalog production assistance and credit card processing. However, we are free at any time to perform any of these services ourselves or contract with other third parties for their performance. In accordance with the terms of the management services agreement, as consideration for such services, we pay The Right Start an amount equal to Direct Cost (as defined below) plus five percent. "Direct Cost" is defined with respect to each service as the direct out-of-pocket expenses paid to third parties or incurred by The Right Start in connection with providing such service and a proportionate share of all overhead expenses directly attributable to providing such service, including, without limitation, shipping, handling, travel expenses, personnel costs, professional fees, printing and postage.

  Inventory Supply Services. The Right Start has agreed to supply us with Common Inventory (as defined below) on an as needed basis to fill customer orders until January 31, 2000 and on a pre-ordered forward basis as needed thereafter to meet expected customer demand. Our inventory is stored separately from that of The Right Start after we place an order and The Right Start fills it. The Right Start has also agreed to supply us with Internet-Only Inventory (as defined below) on a forward basis as needed to meet expected customer demand. However, we procure most of our Internet-Only Inventory without use of the services of The Right Start. "Common Inventory" is defined as all inventory purchased for us by The Right Start that is carried for sale in both The Right Start stores and either on our Online store or through our catalog operations. Common Inventory consists primarily of merchandise for children from birth to age three years old and their caregivers. "Internet-Only Inventory" is defined as the inventory of products sold or carried for sale only by us on our Web site or through our catalog operations and not sold or carried for sale in The Right Start stores. Internet-Only Inventory consists primarily of merchandise for children ages four to 12 years old. The Right Start supplies us with Common Inventory and Internet-Only Inventory at a price equal to 105% of the aggregate of direct cost of the goods, the inbound freight charges and all other costs charged to The Right Start by its suppliers. Through its third party distributor, The Right Start supplied 100% of our inventory for the 48 weeks ended January 1, 2000. We expect that we will continue to source a significant portion of our merchandise for children from birth to age three years old and their caregivers through The Right Start.

  Promotional Services. The Right Start has agreed to promote us as its exclusive online and catalog channel for products for parents, childcare providers, infants and children under age seventeen. The Right Start also provides us with the following promotional services: (i) prominent references to RightStart.com on customer bags, customer receipts, labels, invoices, counter cards, in-store audio programming, emails, letterhead, mailers, advertising and on other items to the extent such reference can be made at a low incremental cost and (ii) in-store signs promoting RightStart.com in all The Right Start retail stores. In addition, The Right Start's marketing and merchandising employees assist us in developing our marketing and merchandising programs. The Right Start's retail store employees are given incentives to implement our marketing and merchandising programs.

  We may terminate the Management Services Agreement in full or on a service-by-service basis (a) upon 30 days prior written notice to The Right Start with respect to services provided therein, (b) upon the occurrence of a material breach by The Right Start which is not cured within 30 days of receipt of written notice from us, (c) upon the occurrence of events relating to the bankruptcy of The Right Start, (d) upon the liquidation, other termination, sale or transfer of The Right Start's business or substantially all of its assets or (e) if The Right Start becomes insolvent or unable to pay its debts as they mature or makes an assignment for the benefit of its creditors. The Management Services Agreement may be terminated by The Right Start in full or on a service-by-service basis (a) at any time after January 31, 2000, upon 120 days prior written notice to us if (i) our annual sales run rate is projected to be in excess of $40 million as is currently the case or (ii) The Right Start is required to make expenditures of $15,000 or more in any month on our behalf if such amount is not reimbursed or otherwise paid by us, (b) upon the occurrence of a material breach by us which is not cured within 60 days of receiving written notice from The Right Start (except that if the material breach relates to our failure to pay for the services received in accordance with the Management Services Agreement, it must be cured within 30 days), (c) upon the occurrence of events relating to our bankruptcy, (d) upon the liquidation, other termination, sale or transfer of our business or substantially all of our assets or (e) if we make an assignment for the benefit of our creditors. We believe that, due to our relationship with The Right Start, the terms of the Management Services Agreements are more favorable to us than terms we could have obtained in the absence of such relationship.

  Intellectual Property Agreement. We have entered into an the Intellectual Property Agreement, dated as of July 9, 1999, with The Right Start pursuant to which The Right Start (i) assigned to us the Website IP (as defined below) and User Information (as defined below), (ii) granted us a worldwide, non-exclusive, non-transferable, fully-paid up and royalty-free license to use the Right Start IP (as defined below) and (iii) granted us a perpetual, worldwide, exclusive, fully-paid up and royalty-free, unrestricted sublicense and right to use the source code and object code and certain other intellectual property owned by Guidance Solutions, which The Right Start engaged to develop the Web site located at www.rightstart.com. Pursuant to the Intellectual Property Agreement, we granted to The Right Start a worldwide, non-exclusive, fully-paid up and royalty-free license to use the Website IP and User Information solely in connection with The Right Start's retail sales of parents', childcare, infants' and children's products (other than through online or catalog sales). "Website IP" is defined as all files, text, graphics, graphics files in any file format, images, artwork, audio files, audiovisual materials and e-commerce and database applications provided by third parties or The Right Start or created by or for us in connection with the Web site and certain copyright registrations, all domain names, all trademarks, all service marks, all trade dress, all logos, all brands and designs, all trade names, all Internet domain names, all metatags and hyperlinks used in connection with the Web site and the online and catalog retailing of parents', childcare, infants' and children's products. "Right Start IP" is defined as all lists of customers and prospective customers used in connection with The Right Start's retail sales of infants' and children's products other than through online or catalog sales. "User Information" is defined as all information with respect to the use and users of the Web site, including all catalog customer lists of The Right Start or RightStart.com that existed on July 9, 1999, the date of the agreement.

  The Intellectual Property Agreement is perpetual unless terminated. The Intellectual Property Agreement may be terminated by The Right Start (a) upon the occurrence of certain mergers, reorganizations, consolidations or other business combinations as a result of which our stockholders hold less than 50% of the voting power over us and in which the acquirer is a direct competitor of The Right Start by giving us written notice within 30 business days of receiving written notice from us of such change of control and (b) upon the occurrence of a material breach by us which is not cured within 30 business days of receipt of written notice from The Right Start. We may terminate the intellectual property agreement upon the occurrence of a material breach by The Right Start which is not cured within 30 days of receipt of written notice from us. We believe that, due to our relationship with The Right Start, the terms of the intellectual property agreement are more favorable to us than terms we could have obtained in the absence of such relationship.

  Lease. Since May 1, 1999, we have subleased office space on a month-to-month basis from The Right Start. Rent expense under this sublease totaled $18,000 for 1999. The monthly rent cost is approximately $12,500 effective January 1, 2000. We have no formal agreement with The Right Start to continue this sublease, however, we believe we could obtain other space if our ability to sublease this space were terminated.

Related Party Agreements with our Directors

  We have entered into indemnification agreements with our directors which may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation of Liability and Indemnification Matters."

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and ING Barings LLC, have severally agreed to purchase from us and the selling stockholder the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                          Number
                                                                            of
   Underwriter                                                            Shares
   -----------                                                            ------
   Deutsche Bank Securities Inc. ........................................
   J.P. Morgan Securities Inc. ..........................................
   ING Barings LLC ......................................................
                                                                           ----
     Total ..............................................................
                                                                           ====

  The underwriting agreement provides that the obligations of the underwriters are subject to several conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our experts. The underwriting agreement also provides for the allocation of expenses incurred in the offering. In addition, the underwriting agreement provides that the underwriters will purchase all the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of such shares are purchased. Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to liabilities under the Securities Act.

  We have been advised by the representatives that the underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such
price less a concession not in excess of $       per share. The underwriters
may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives.

  We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered in this prospectus. To the extent the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total listed above. We will be obligated, pursuant to the option, to sell these shares to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer such additional shares on the same terms as those on which the shares are being offered.

  The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholder per share of common stock. We anticipate that the total underwriting fee will be approximately 7% of the aggregate initial public offering price. The following table summarizes the underwriting compensation that will be paid in connection with this offering.

                                                                  Total
                                                           -------------------
                                                            Without    With
                                                      Per    Over-     Over-
                                                     Share allotment allotment
                                                     ----- --------- ---------
   Underwriting discounts and commissions paid by
    us..............................................  $      $         $
   Underwriting discounts and commissions paid by
    the selling stockholder.........................  $      $         $
   Reimbursement of expenses to or on behalf of the
    underwriters....................................  $      $         $
   Fees and expenses of underwriters' counsel
    relating to NASD review.........................  $      $         $

  We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $           .

  The representatives have advised us that the underwriters do not intend to confirm orders to any account over which they exercise discretionary authority.

  All of our stockholders, including each of our officers and directors, have agreed not to offer, sell, contract to sell, make any short sale, grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. This restriction on the disposition of our common stock does not apply in the event of a change of control of RightStart.com. We have entered into a similar agreement, except that we may, without the prior written consent of Deutsche Bank Securities Inc., issue common stock pursuant to the exercise of outstanding options and warrants and in connection with the issuance and exercise of options granted under the 1999 Plan.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thus creating a short position in the common stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

  At our request, the underwriters have reserved up to          shares of
common stock for sale, at the initial public offering price, to our vendors, employees, family members of employees and other third parties through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Pricing of this Offering

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among RightStart.com, the selling stockholder and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  .  prevailing market conditions;

  .  our results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and stages of development of other companies that we and the representatives believe to be comparable to us; and

  .  estimates of our business potential.

  The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for RightStart.com by Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

  The balance sheets of RightStart.com Inc. as of January 1, 2000 and January 30, 1999, and the statements of operations, stockholders' equity and cash flows for the forty-eight weeks ended January 1, 2000 and the years ended January 30, 1999 and January 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                     WHERE YOU CAN OBTAIN MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to RightStart.com and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

  You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. You may also inspect reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

  We intend to furnish our stockholders annual reports containing financial statements audited by our independent accounts.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity......................................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of RightStart.com Inc.

We have audited the accompanying balance sheets of RightStart.com Inc., a Delaware corporation (the "Company"), as of January 1, 2000 and January 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the forty-eight weeks ended January 1, 2000 and the years ended January 30, 1999 and January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RightStart.com Inc. as of January 1, 2000 and January 30, 1999, and the results of its operations and its cash flows for the forty-eight weeks ended January 1, 2000 and the years ended January 30, 1999 and January 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

                                          Arthur Andersen LLP

Los Angeles, California
January 17, 1999

                              RIGHTSTART.COM INC.

                                 BALANCE SHEETS

                                                       January 30, January 1,
                                                          1999        2000
                                                       ----------- -----------
ASSETS
Current assets:
 Cash.................................................  $    --    $ 6,620,000
 Accounts and other receivables.......................   189,000       123,000
 Merchandise inventories..............................       --        597,000
 Prepaid catalog expenses.............................   363,000       251,000
 Prepaid advertising and other current assets.........       --        328,000
                                                        --------   -----------
  Total current assets................................   552,000     7,919,000

Noncurrent assets:
 Property and equipment, net..........................    20,000     1,928,000
 Other noncurrent assets..............................    32,000       648,000
                                                        --------   -----------
                                                          52,000     2,576,000

                                                        $604,000   $10,495,000
                                                        ========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.....................................  $154,000   $ 1,715,000
 Accrued liabilities..................................   100,000       757,000
 Due to The Right Start...............................       --      1,250,000
                                                        --------   -----------
  Total current liabilities...........................   254,000     3,722,000

Commitments and contingencies                                --            --

Stockholders' equity:
 The Right Start investment...........................   350,000           --
 Preferred stock (5,000,000 shares authorized at $0.01
  par value; none issued).............................       --            --
 Common Stock (20,000,000 shares authorized at $0.01
  par value; 9,100,000 shares issued and outstanding
  as of January 1, 2000)..............................       --         91,000
 Additional paid-in capital...........................       --     16,968,000
 Deferred compensation................................       --       (609,000)
 Accumulated deficit..................................       --     (9,677,000)
                                                        --------   -----------
  Total stockholders' equity..........................   350,000     6,773,000

                                                        $604,000   $10,495,000
                                                        ========   ===========

                See accompanying notes to financial statements.

                              RIGHTSTART.COM INC.

                            STATEMENTS OF OPERATIONS

                                                        Fiscal
                                          Fiscal 1997    1998     Fiscal 1999
                                          -----------  ---------  -----------
                                             52 Weeks Ended        48 Weeks
                                          ----------------------     Ended
                                          January 31,   January   January 1,
                                             1998      30, 1999      2000
                                          -----------  ---------  -----------
Online store sales....................... $       --   $     --   $ 7,988,000
Catalog sales............................   7,414,000  4,736,000    3,467,000
                                          -----------  ---------  -----------
    Total sales..........................   7,414,000  4,736,000   11,455,000
Promotional discounts....................         --         --     1,479,000
                                          -----------  ---------  -----------
  Net sales..............................   7,414,000  4,736,000    9,976,000
Cost of goods sold.......................   3,535,000  2,180,000    5,779,000
                                          -----------  ---------  -----------
Gross profit.............................   3,879,000  2,556,000    4,197,000
Sales and marketing expenses.............   4,110,000  2,226,000   10,491,000
General and administrative expenses......     834,000    456,000    1,933,000
Product development expenses.............         --         --       755,000
Non-cash compensation expenses...........         --         --       206,000
                                          -----------  ---------  -----------
Operating loss...........................  (1,065,000)  (126,000)  (9,188,000)
Interest income..........................         --         --       216,000
                                          -----------  ---------  -----------
Loss before income taxes.................  (1,065,000)  (126,000)  (8,972,000)
Tax provision............................         --         --           --
                                          -----------  ---------  -----------
Net loss.................................  (1,065,000)  (126,000)  (8,972,000)
Preferred dividends......................         --         --       525,000
                                          -----------  ---------  -----------
Net loss available to common
 stockholders............................ $(1,065,000) $(126,000) $(9,497,000)
                                          ===========  =========  ===========
Basic and diluted net loss per common
 share................................... $     (0.18) $   (0.02) $     (1.42)
                                          ===========  =========  ===========
Shares used to compute basic and net
 diluted loss per common share...........   5,767,000  5,767,000    6,694,000


                See accompanying notes to financial statements.

                              RIGHTSTART.COM INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                           The Right                   Common Stock    Additional
                             Start      Preferred    -----------------   Paid-in      Deferred   Accumulated
                          Investment      Stock       Shares   Amount    Capital    Compensation   Deficit       Total
                          -----------  ------------  --------- ------- -----------  ------------ -----------  -----------
Balance at February 1,
 1997...................  $   674,000  $        --         --  $   --  $       --    $     --    $       --   $   674,000
Net loss................   (1,065,000)                                                                         (1,065,000)
Net transfers from The
 Right Start............      442,000                                                                             442,000
                          -----------  ------------  --------- ------- -----------   ---------   -----------  -----------
Balance at January 31,
 1998...................       51,000           --         --      --          --          --            --        51,000
Net loss................     (126,000)                                                                           (126,000)
Net transfers from The
 Right Start............      425,000                                                                             425,000
                          -----------  ------------  --------- ------- -----------   ---------   -----------  -----------
Balance at January 30,
 1999...................      350,000           --         --      --          --          --            --       350,000
Catalog net income from
 January 31, 1999 to
 April 30, 1999.........      179,000                                                                             179,000
Net transfers from The
 Right Start............      (54,000)                                                                            (54,000)
                          -----------  ------------  --------- ------- -----------   ---------   -----------  -----------
Balance at May 1, 1999..      475,000           --         --      --          --          --            --       475,000
Issuance of stock to The
 Right Start............     (475,000)               5,767,000  58,000     417,000                                    --
Sale of preferred
 stock..................                 15,000,000                     (1,329,000)                            13,671,000
Issuance of warrants....                                                   337,000                                337,000
Deferred compensation
 related to stock option
 grants.................                                                   815,000    (815,000)                       --
Amortization of deferred
 stock compensation.....                                                               206,000                    206,000
Transfer from The Right
 Start of stock for
 services...............                                                 1,236,000                              1,236,000
Conversion of preferred
 stock to common stock..                (15,000,000) 3,333,000  33,000  14,967,000                                    --
Issuance of warrants to
 preferred stockholders
 for conversion to
 common stock...........                                                   525,000                  (525,000)         --
Net loss from May 1,
 1999 to January 1,
 2000...................                                                                          (9,152,000)  (9,152,000)
                          -----------  ------------  --------- ------- -----------   ---------   -----------  -----------
Balance January 1,
 2000...................  $       --   $        --   9,100,000 $91,000 $16,968,000   $(609,000)  $(9,677,000) $ 6,773,000
                          ===========  ============  ========= ======= ===========   =========   ===========  ===========

                See accompanying notes to financial statements.

                              RIGHTSTART.COM INC.

                            STATEMENTS OF CASH FLOWS

                                          Fiscal 1997  Fiscal 1998 Fiscal 1999
                                          -----------  ----------- -----------
                                              52 Weeks Ended        48 Weeks
                                          ------------------------    Ended
                                          January 31,  January 30, January 1,
                                             1998         1999        2000
                                          -----------  ----------- -----------
Cash flows from operating activities:
 Net loss................................ $(1,065,000)  $(126,000) $(8,972,000)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization..........     209,000      25,000      208,000
  Non-cash compensation..................         --          --       206,000
  Change in assets and liabilities
   affecting operations
    Accounts and other receivables.......     137,000      29,000       66,000
    Merchandise inventories..............         --          --      (597,000)
    Prepaid catalog expenses.............     468,000     (66,000)     112,000
    Prepaid advertising and other current
     assets..............................         --          --      (204,000)
    Other noncurrent assets..............      (2,000)      7,000       (7,000)
    Accounts payable.....................    (186,000)   (212,000)   1,561,000
    Accrued liabilities..................    (122,000)    (66,000)     384,000
    Due to The Right Start...............         --          --     1,250,000
                                          -----------   ---------  -----------
      Net cash used in operating
       activities........................    (561,000)   (409,000)  (5,993,000)
                                          -----------   ---------  -----------
Cash flows from investing activities:
 Proceeds from sales of property and
  equipment..............................     119,000         --           --
 Additions to property and equipment.....         --      (16,000)  (1,004,000)
                                          -----------   ---------  -----------
      Net cash used in investing
       activities........................         --      (16,000)  (1,004,000)
                                          -----------   ---------  -----------
Cash flows from financing activities:
 Proceeds from sale of preferred stock,
  net....................................         --          --    13,671,000
 Net transfers from The Right Start......     442,000     425,000      (54,000)
                                          -----------   ---------  -----------
      Net cash provided by financing
       activities........................     442,000     425,000   13,617,000
Net increase in cash.....................         --          --     6,620,000
Cash at beginning of period..............         --          --           --
                                          -----------   ---------  -----------
Cash at end of period.................... $       --    $     --   $ 6,620,000
                                          ===========   =========  ===========


                See accompanying notes to financial statements.

                              RIGHTSTART.COM INC.

                         NOTES TO FINANCIAL STATEMENTS

Note 1--Formation and Operation of the Company

 Organization

  RightStart.com Inc. (the "Company") is an online specialty retailer focused on high quality developmental and educational products for children. The Company is a majority-owned subsidiary of The Right Start, Inc. ("The Right Start" or "Parent") and was formed in April 1999 for the purpose of engaging in electronic commerce over the Internet (the "Online Store"). As part of its initial capitalization, The Right Start contributed certain assets related to its catalog operation to the Company, thus the Company serves customers through a traditional catalog approach as well as through the Online Store. The accompanying financial statements of the Company include all of its online and catalog operations from the date of formation as well as catalog operations of The Right Start prior to that date.

 Predecessor Catalog Operation

  The Right Start contributed the assets of its catalog operation to the Company on April 9, 1999 and began operating as a separate company on May 1, 1999, the first day of the Parent's second fiscal quarter. The Right Start did not operate the catalog business as a separate entity and did not maintain or segregate the merchandise inventory sold in its catalog business from the merchandise sold in its retail stores. The accompanying historical financial statements of the catalog operation prior to May 1, 1999 were "carved out" from The Right Start by identifying direct catalog-related accounts and determining allocations of indirect costs and expenses. Management believes such allocations are reasonable, however, the costs allocated to the Company may not necessarily be indicative of the costs that would have been incurred if the Company had operated on a stand-alone basis. (See Note 8)

 Fiscal Year

  The Company's fiscal year end is the Saturday closest to the last day of December while its Parent's year end is the Saturday closest to the last day of January. Therefore, fiscal 1999 is a 48 week period ending January 1, 2000. Financial statements presented prior to May 1, 1999 follow the fiscal periods of The Right Start. Fiscal 1998 is the 52 week period ended January 30, 1999 and fiscal 1997 is the 52 week period ended January 31, 1998.

Note 2--Summary of Significant Accounting Policies

 Revenue Recognition

  The Company recognizes revenues from product sales, net of discounts, coupon redemptions and promotional allowances when products are shipped to customers. Shipping and handling charges are included in sales and marketing expenses. The Company provides for estimated returns at the time of sale. As part of the initial start-up of the Online Store, the Company has offered certain promotional discounts off its regular prices. The Company is the principal in its transactions with customers. Specifically, the Company takes title to all products sold to its customers prior to shipment. Furthermore, the Company bears credit risk and inventory risk, however, these risks are mitigated through relationships with credit card issuers and shippers.

                              RIGHTSTART.COM INC.

 Cash

  The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. At various times the Company maintains cash accounts with financial institutions in excess of federally insured amounts.

 Concentrations of Credit Risks and Significant Customers

  At January 1, 2000 and January 30, 1999 accounts receivable were due from credit card companies and others. There were no single customers who accounted for more than 10% of the revenues during any period.

 Merchandise Inventories

  Merchandise inventories at January 1, 2000 consisted solely of products purchased and held for sale exclusively in the Online Store. Common inventory, which represents products held for sale in both the Online Store and through the catalog as well as through the Parent's retail stores, are owned by the Parent and purchased in accordance with the management services agreement (See
Note 8). Because The Right Start did not maintain or segregate merchandise inventory for the catalog business, the historical financial statements prior to January 1, 2000 do not reflect any inventory owned by the Company. Merchandise inventories are presented at the lower of cost or market value. Cost is determined on a weighted average basis.

 Prepaid Catalog Expenses

  Prepaid catalog expenses consist of the costs to produce, print and distribute catalogs. These costs are amortized over the expected sales life of each catalog which typically does not exceed four months. Catalog production expenses of $2,753,000, $1,363,000 and $1,240,000 were recorded in fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

 Product Development Expenses

  The Company uses a third party primarily to develop and maintain its Web site. Expenses associated with the Web site consist of costs related to software development, maintenance, Web site operations, systems and telecommunications infrastructure and acquired content.

 Long-lived Assets

  The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company uses an estimate of the assets' undiscounted net cash flows over its remaining life in measuring whether the asset is recoverable. There are no assets which have been determined to require an impairment provision.

                              RIGHTSTART.COM INC.

 Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method based upon the estimated lives of the assets, generally three to five years. Software capitalized in connection with the Company's Web site is being amortized over a three year period.

 Income Taxes

  The Company accounts for income taxes using an asset and liability approach under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established against deferred tax assets when it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. Income and deferred taxes have been calculated for the Company on a stand-alone basis for all periods.

 Advertising and Marketing

  Marketing expense consists primarily of advertising and catalog production and distribution expenses. Advertising costs are expensed as incurred or at the time of the initial print or media broadcast. Catalog costs are typically amortized over a four month period. Advertising expenses of $17,000 , $12,000 and $6,245,000 were recorded in fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

 Stock-based Compensation

  Stock options issued to employees, members of the Company's board of directors and employees of The Right Start who provide services to the Company, are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"); accordingly, compensation expense is recorded for options awarded to employees and directors to the extent that the exercise prices are less than the fair market value of the common stock on the date of grant where the number of options and the exercise price are fixed. The difference between the fair value of the common stock and the exercise price of the stock option is recorded as deferred compensation which is charged to expense over the vesting period of the underlying stock option. The Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") (See Note 6).

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Comprehensive Income

  The Company has not had any items of other comprehensive income during any operating periods presented.

                              RIGHTSTART.COM INC.

 New Accounting Pronouncements

  In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1")." SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. The Company adopted SOP-98-1 from its inception.

  In June 1999, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting For Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives ), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company currently does not have or use derivative instruments.

 Loss Per Share

  The Company computes earnings or loss per share in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"). Under the provisions of SFAS 128, basic net income or loss per common share is computed by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted per share data is computed by dividing income available to common stockholders by the weighted average number of shares outstanding plus any potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock in each year. The calculation of diluted loss per common share for fiscal 1999 does not include 2,253,000 potential shares of common stock equivalents as their inclusion would be anti-dilutive. For all periods prior to May 1, 1999, basic and diluted earnings or loss per common share have been computed using the number of shares issued to The Right Start on May 1, 1999.

 Concentration of Product Fulfillment and Technology Risk

  The Company has outsourced its distribution and fulfillment function to a third-party product fulfillment provider under a short term agreement. Although this arrangement creates a concentration in sourcing of distribution, management believes alternatives are available on similar terms and conditions. However, a failure of or a change in the Company's product fulfillment provider could cause delays in the order fulfillment process and a possible loss of sales which would affect operating results. The Company is substantially dependent on the technology services it receives from Guidance Solutions, Inc. ("Guidance"). Failure of Guidance or any of its subcontractors to provide ongoing technology services to the Company could have a material adverse effect on the Company.

Note 3--Operating Results

  For fiscal 1999, the Company had a net loss of $8,972,000 and a use of cash from operating activities of approximately $5,993,000. The Company is currently projecting to have operating losses for the foreseeable future. The Company launched its Online Store in June

                              RIGHTSTART.COM INC.

1999 and has incurred significant expenditures in developing and marketing its Online Store through January 1, 2000 which has contributed significantly to its loss in its first year of operations. The Company's current plans are to continue to establish its brand name on the Internet through promotion of its Online Store through advertising, strategic partnerships and alliances. To accomplish management's plan to become a dominant online retailer in its market segment, it will be necessary for the Company to obtain additional funding. The Company plans to raise additional equity through an initial public offering of its Common Stock. If a public offering is not consummated, the Company plans to obtain other financing through private equity placements or new borrowings. In the event such funds are not available, the Company would reduce its spending on advertising, marketing, and other operating costs.

Note 4--Property and Equipment, net

  The components of property and equipment at January 30,1999 and January 1, 2000 are as follows:

                                                         January 30, January 1,
                                                            1999        2000
                                                         ----------- ----------
   Furniture and equipment..............................  $ 432,000  $  922,000
   Leasehold improvements...............................      8,000      34,000
   Computer software....................................     80,000   1,680,000
                                                          ---------  ----------
                                                            520,000   2,636,000
   Accumulated depreciation and amortization............   (500,000)   (708,000)
                                                          ---------  ----------
                                                          $  20,000  $1,928,000
                                                          =========  ==========

  In October 1999, approximately 288,333 shares owned by the Parent were issued to Guidance for services rendered through October 30, 1999 and as an incentive for Guidance to continue to provide services to the Company over the next ten months. The Company has recorded the fair market value of the shares at the date of transfer as a capital contribution and capitalized or expensed the pro rata value related to services performed through January 1, 2000. The total capitalized amounts related to Web site development approximated $1,680,000 and are being amortized over 36 months. Capitalized costs and amounts expensed related to the services provided by Guidance through January 1, 2000 were approximately $1,516,000 and $766,000, respectively.

Note 5--Preferred Stock

  In July 1999, the Company issued 3,333,333 shares of Series A convertible preferred stock for approximately $15,000,000. In connection with the sale of the preferred stock, the Company issued warrants to purchase 182,000 shares of the Company's common stock at a strike price of $4.50 per share exercisable for a five year period. The value of the warrants, calculated using the Black-Sholes pricing model, of $161,000 has been recorded as a charge and credit to additional paid in capital. The Series A convertible preferred stock had voting rights equal to 3,333,333 shares of common stock on a one-for-one basis , was convertible into shares of common stock at a strike price of $4.50 per share and had a liquidation preference of $4.50 per share. The offering costs and the value of the warrants have been offset against additional paid in capital.

                              RIGHTSTART.COM INC.

  In October 1999, the holders of the preferred stock converted all of their shares into 3,333,333 shares of common stock. As an inducement to convert the preferred stock, the Company granted the holders of the preferred stock warrants to purchase 165,000 common shares of the Company at $4.50 per share exercisable for a five year period. The value of the warrants has been reflected as a preferred stock dividend on the Company's financial statements for fiscal 1999 and in computing the loss per common share.

Note 6--1999 Stock Option Plan

  In April 1999, the board of directors adopted the 1999 Stock Option Plan and it was approved by the Company's stockholders in June 1999. The total number of shares that can be issued under the plan is 1,818,000. The 1999 Stock Option Plan provides for the granting to employees, including officers and directors, of incentive stock options ("ISO") and for the granting to employees, consultants and non-employee directors of non-statutory stock options. Included in the options granted through January 1, 2000 are 359,000 options to employees of The Right Start. These employees provided services to the Company at the time the options were granted. Generally, options granted under the 1999 Stock Option Plan have a term of ten years, are nontransferrable, and vest 25% on the first anniversary of grant and monthly thereafter over three years.

  The following table summarizes the Company's stock option activity from inception through January 1, 2000:

                                               Weighted                 Weighted
                                                Average                 Average
                                               Number of   Price Per    Exercise
                                                Shares       Share       Price
                                               --------- -------------- --------
     Granted.................................. 1,769,500 $0.45 to $4.50  $1.18
     Exercised................................       --
     Canceled.................................       --
                                               ---------
                                               1,769,500
                                               =========

  Weighted average fair value of options granted in fiscal 1999 was $1.29. In fiscal 1999, 535,500 options were granted at an exercise price of $0.45 and a fair market value at date of grant of $1.67 and 300,000 options were granted at an exercise price of $3.75 and a fair market value at date of grant of $4.29. The estimated fair value of the stock at the grant dates were based on third party appraisals or based on the conversion price of the preferred stock into common stock. For fiscal 1999, the Company recorded $815,000 of deferred compensation in connection with options granted under the 1999 Stock Option Plan and recognized compensation expense in the amount of $206,000.

                              RIGHTSTART.COM INC.

  Additional information with respect to the outstanding options as of January 1, 2000 was as follows:

                                             Options Outstanding
                                          --------------------------
                                                    Weighted Average
                                                    ----------------
                                          Number of Exercise Life in   Options
     Range of Exercise Prices              Shares    Price    years  Exercisable
     ------------------------             --------- -------- ------- -----------
        $0.45...........................  1,396,000  $0.45     9.4     494,000
        $3.75...........................    300,000  $3.75     9.8         --
        $4.50...........................     73,500  $4.50     9.9         --
                                          ---------            ---
                                          1,769,500            9.6

  Had compensation cost been determined based on the fair value of the options at the date of grant consistent with the provisions of SFAS 123, the Company's net loss and loss attributable to common stockholders would have been increased to the pro forma amounts indicated below. Because options vest over several years and option grants are expected to be made in future years, the pro forma results for fiscal 1999 are not representative of the pro forma results for future years.

                                                                   Fiscal 1999
                                                                   -----------
     Net loss attributable to common stockholders:
       As reported................................................ $(9,497,000)
       Pro forma.................................................. $(9,949,000)
     Net loss per common share:
       As reported................................................ $     (1.42)
       Pro forma.................................................. $     (1.49)

  The fair value of each option grant was estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions:

     Risk-free interest rates............................................. 5.80%
     Expected lives (in years)............................................    7
     Dividend yield.......................................................    0%
     Expected volatility..................................................   85%

Note 7--Income Taxes

  As of January 1, 2000, the Company had net operating losses for federal income tax purposes of approximately $8,706,000 expiring in 2020 and approximately $4,353,000 for state income tax purposes expiring in 2005. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

                              RIGHTSTART.COM INC.

  An analysis of the expected tax benefit is as follows:

                                            Fiscal 1997 Fiscal 1998 Fiscal 1999
                                            ----------- ----------- -----------
     Expected tax benefit..................  $ 362,000   $ 43,000   $ 3,124,000
     Valuation allowance...................   (362,000)   (43,000)   (3,124,000)
                                             ---------   --------   -----------
     Actual tax benefit....................  $     --    $    --    $       --
                                             =========   ========   ===========

  The deferred income tax assets are:

                                                        January 30, January 1,
                                                           1999        2000
                                                        ----------- -----------
   Net operating loss..................................  $ 548,000  $ 2,959,000
   Inventory...........................................        --        28,000
   Accounts receivable.................................     11,000       34,000
   Accrued liabilities.................................     38,000       46,000
   Deferred compensation...............................        --        82,000
                                                         ---------  -----------
                                                           597,000    3,149,000
   Valuation allowance.................................   (597,000)  (3,149,000)
                                                         ---------  -----------
   Deferred income tax asset...........................  $     --   $       --
                                                         =========  ===========

  Timing differences between financial reporting and income tax filings would not have been significant for all periods presented. Since May 1, 1999, the Company has been required to file separate federal and state income tax returns. The Company is not entitled to any past operating losses for federal or state income tax purposes.

Note 8--Transactions with the Parent Company

  In July 1999, the Company entered into a management services agreement with The Right Start in connection with the formation of the Company. This agreement provides that The Right Start will supply Common Inventory (as defined in the agreement) to the Company for sale on both the Company's Online Store and through the Company's catalog at cost plus five percent and provide certain Basic Services (as defined in the agreement) at cost plus five percent. The agreement with respect to supplying Common Inventory is on an as-needed basis to fill customer orders until January 31, 2000 and on a pre-ordered basis as needed thereafter to meet expected customer demand. Inventory designated for the Company's business is stored separately from that of The Right Start after the Company places an order and The Right Start fills it. The Right Start has also agreed to supply the Company with Internet-Only Inventory (as defined in the agreement) on a pre-ordered basis as needed to meet expected customer demand. The agreement with respect to providing Basic Services (as defined in the agreement) may be terminated in full or on a service-by-service basis by RightStart.com on 30 days written notice and by The Right Start in certain circumstances after December 31, 2000, upon 120 days prior written notice and by either party upon the occurrence of uncured breaches and certain bankruptcy events. Expenses related to the management services agreement with The Right Start are accounted for as general and administrative expenses. Total fees incurred and paid or payable to The Right Start since inception amount to $318,000. For purposes of developing the carve-out financial statements, indirect costs such as accounting, management information services, merchandising and other support service costs are allocated based on sales, human resources expenses are allocated based on payroll costs

                              RIGHTSTART.COM INC.

and depreciation expenses are allocated based on assets. These costs are included in sales and marketing and general and administrative expenses in the statement of operations and totaled $821,000 for fiscal 1997, $465,000 for fiscal 1998 and $212,000 for fiscal 1999.

  For the purpose of providing stand-alone financial statements for the Company, no debt or interest expense has been allocated to the Company because there were no borrowings specifically related to the Company's assets.

Note 9--Commitments and Contingencies

 Future Advertising

  The Company typically commits to run advertising approximately three months in advance. As of January 1, 2000, the Company had commitments of $697,000 for future advertising. In November 1999, the Company entered into a term sheet with an integrated media company. The term sheet contemplates that over the three year term of the proposed agreement the Company would provide consideration approximating $13.7 million.

 Leases

  Since May 1, 1999, the Company has subleased office space on a month-to-month basis. Rent expense under this sublease totaled $18,000 for fiscal 1999. The monthly rent cost is approximately $12,500 effective January 1, 2000.

 Legal Matters

  The Company is involved in legal matters which arise in the normal course of business. Management is aware of no material claims or actions pending or threatened against the Company.

Note 10--Segment Reporting

  The Company operates in a single operating segment: retail sales of consumer products. The Company has no organization structure dictated by product lines, geography or customer type.

Note 11--Statements of Cash Flows

  The Company prepares its statements of cash flows using the indirect method in accordance with SFAS 95, "Statement of Cash Flows".

  Supplemental Disclosure of Cash Flow Information:

                                                            Fiscal Fiscal Fiscal
                                                             1997   1998   1999
                                                            ------ ------ ------
   Cash paid for interest..................................  $ --   $ --   $ --
   Cash paid for income taxes..............................    --     --     --

                              RIGHTSTART.COM INC.

  Non-cash Investing and Financing Activities:

                                            Fiscal 1997 Fiscal 1998 Fiscal 1999
                                            ----------- ----------- -----------
   Issuance of common stock for Web site
    development (See Note 4)...............    $ --        $ --     $1,236,000
   Issuance of warrant in connection with
    strategic alliance (See Note 13).......      --          --        337,000
   Accrual of deferred offering costs......      --          --        273,000
   Issuance of common stock to parent for
    contribution of net assets of its
    catalog operations.....................      --          --        475,000

Note 12--Common Stock

  In December 1999, the board of directors authorized the Company to proceed with an initial public offering of its common stock. The board of directors also approved an increase in the number of authorized shares to 200,000,000 shares which would become effective prior to the completion of the offering.

Note 13--Warrants

  At January 1, 2000, 347,000 warrants to purchase common stock at $4.50 per share exercisable for five years and expiring in 2004 were outstanding. Also, outstanding at January 1, 2000 were 136,500 warrants to purchase common stock at $11.25 per share exercisable for five years and expiring in 2004. These warrants were issued in connection with entering into a strategic alliance with a third party. The value of the 136,500 warrants, using the Black-Sholes pricing model, of approximately $337,000 will be amortized over the three-year term of the agreement.

Note 14--Other Financial Data

 Allowance for Doubtful Accounts

  The activity in the allowance for doubtful accounts was as follows:

                                          Beginning                      Ending
                                           Balance  Provision Write-offs Balance
                                          --------- --------- ---------- -------
   Fiscal 1997...........................  $14,000   $12,000   $(9,000)  $17,000
   Fiscal 1998...........................   17,000    15,000    (5,000)   27,000
   Fiscal 1999...........................   27,000    60,000       --     87,000

 Accrued liabilities

  The details of accrued liabilities is:

                                                          January 30, January 1,
                                                             1999        2000
                                                          ----------- ----------
   Sales returns and allowances..........................  $ 14,000    $ 61,000
   Accrued professional fees.............................       --      307,000
   Deferred sales........................................    40,000      34,000
   Sales taxes payable...................................    36,000     262,000
   Accrued salaries......................................    10,000      93,000
                                                           --------    --------
                                                           $100,000    $757,000
                                                           ========    ========

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward Looking Statements........................  21
Use Of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Financial Data..................................................  25
Management's Discussion And Analysis Of Financial Condition And Results
 Of Operations...........................................................  26
Business.................................................................  33
Management...............................................................  47
Principal And Selling Stockholders.......................................  56
Description Of Capital Stock.............................................  58
Shares Eligible For Future Sale..........................................  62
Related Party Transactions...............................................  64
Underwriting.............................................................  67
Legal Matters............................................................  70
Experts..................................................................  70
Where You Can Obtain Additional Information..............................  70
Index to Financial Statements............................................ F-1

Dealer Prospectus Delivery Obligation:

Until              , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------


[LOGO OF RIGHTSTART.COM(TM)]

      Shares

  Common Stock



  Deutsche Banc Alex. Brown

  J.P. Morgan & Co.

  ING Barings


  Prospectus


        , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by RightStart.com in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        Amount
                                                                         to be
                                                                         Paid
                                                                        -------
   SEC registration fee................................................ $18,216
   NASD filing fee.....................................................   7,400
   Nasdaq National Market listing fee..................................
   Printing and engraving expenses.....................................
   Legal fees and expenses.............................................
   Accounting fees and expenses........................................
   Blue Sky qualification fees and expenses............................
   Transfer Agent and Registrar fees...................................
   Miscellaneous fees and expenses.....................................
                                                                        -------
     Total.............................................................
                                                                        =======

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article Sixth of our current Certificate of Incorporation (Exhibit 3.1 hereto) and Section 5.1 of our current Bylaws (Exhibit 3.3 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.5 hereto) with our directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among RightStart.com and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

  Since our incorporation in April 1999, we have sold and issued the following securities:

  1. In April 1999, we issued 5,766,667 shares of common stock to The Right Start in connection with the transfer of its assets related to its catalog and online operations.

  2. In July 1999, we issued 3,333,333 shares of Series A Convertible Preferred Stock to affiliates of Sierra Ventures Management Company and Palomar Ventures I, L.P. for an aggregate consideration of $15 million. The Series A Convertible Preferred Stock converted into 3,333,333 shares of common stock on October 22, 1999, on a share-for-share basis.

  3. In July 1999, we issued warrants to purchase an aggregate of 182,000 shares of common stock to principals of Digital Coast Partners (formerly known as CEA Montgomery Media, L.L.C.) in consideration for services provided to us.

  4. In October 1999, we issued warrants to purchase an aggregate of 165,000 shares of common stock at an exercise price of $4.50 per share to holders of our Series A Convertible Preferred Stock as consideration for their conversion thereof to common stock.

  5. In December 1999, we issued to Oxygen Media, LLC an immediately exercisable warrant to purchase 136,500 shares of common stock at an exercise price of $11.25 per share in consideration for online partnering and television advertising of RightStart.com on the Oxygen network.

  6. In June, September, October and December of 1999, we issued an aggregate of 1,769,500 options to purchase common stock to employees and directors.

  The issuances of the above securities except for Item 5 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 7 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates, warrants and options issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Number                               Description
 ------ -----------------------------------------------------------------------
  1.1   Form of Underwriting Agreement**

  3.1   Certificate of Incorporation of RightStart.com

  3.2   Certificate of Amendment of Certificate of Incorporation of
        RightStart.com

  3.3   Bylaws**

  4.1   Specimen Common Stock Certificate**

  4.2   Warrant to purchase 54,600 shares of common stock issued to Jonathan
        Davidson(1)**

  4.3   Warrant to purchase 119,700 shares of common stock issued to Sierra
        Ventures VII, L.P.(2)**

  4.4   Warrant to purchase 136,500 shares of common stock issued to Oxygen
        Media, LLC**

  5.1 Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding the legality of the Common Stock being registered**

 10.1   Management Services Agreement dated July 9, 1999 between The Right
        Start and RightStart.com

 10.2   Intellectual Property Agreement dated July 9, 1999 between The Right
        Start and RightStart.com

 10.3   Series A Preferred Stock Purchase Agreement dated July 9, 1999**

 10.4   Investors' Rights Agreement dated July 9, 1999 among RightStart.com,
        Sierra Ventures VII, L.P., Sierra Ventures Associates VII, L.L.C., Ajit
        Shah, Robert Simon and Palomar Ventures I, L.P.**

 10.5   Form of Directors' Indemnification Agreement**

 10.6   1999 RightStart.com Stock Option Plan**

 10.7   Subscription Agreement dated July 9, 1999 between RightStart.com and
        Jonathan Davidson(3)**

 10.8 Term Sheet dated October 28, 1999 among RightStart.com, The Right Start and Oxygen Media, LLC+**

 10.9 Subscription Agreement dated December 30, 1999 between RightStart.com and Oxygen Media, LLC**


 Number                               Description
 ------ ----------------------------------------------------------------------
 10.10  Services Agreement dated February 15, 1999 between The Right Start and
        Guidance Solutions+**

 10.11  Stock Grant Agreement dated October 30, 1999 between The Right Start,
        RightStart.com and Guidance Solutions**

 10.12  Registration Rights Agreement dated October 30, 1999 between
        RightStart.com and Guidance Solutions**

 10.13 Side Letter Agreement dated October 30, 1999 between The Right Start and Guidance Solutions**

 23.1   Consent of Accountants

 23.3   Consent of Attorneys (see Exhibit 5.1)**

 24.1   Power of Attorney**

 27.1   Financial Data Schedule

--------
 * Previously filed by the registrant with the Commission.

** To be filed by amendment.

 + Confidential treatment requested as to certain portions of this Exhibit.

 (1) Substantially identical warrants have been granted to each of Janus W. Montgomery (for 58,240 shares of common stock), Kim Enterprises, L.L.C. (for 49,140 shares of common stock), Michael Holton (for 5,460 shares of common stock), David P. Michaels (for 5,460 shares of common stock) and David A Burns (for 9,100 shares of common stock).

 (2) Substantially identical subscription agreements with respect to warrants issued by RightStart.com exist for James W. Montgomery, Kim Enterprises, L.L.C., Michael Holton, David P. Michaels and David A. Burns.

 (3) Substantially identical warrants have been granted to Sierra Ventures Associates VII, L.L.C. (for 11,970 shares of common stock), Ajit Shah (for 165 shares of common stock), Robert Simon (for 165 shares of common stock) and Palomar Ventures I, L.P. (for 33,000 shares of common stock).

  (b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in Westlake Village, California on January 18, 2000.

                                        RightStart.com Inc.

                                                 /s/ Jerry R. Welch
                                        By: ____________________________________
                                                     Jerry R. Welch
                                             Chairman, President, and Chief
                                                  Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Jerry R. Welch and Raymond Springer, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


              Signature                          Title                     Date
              ---------                          -----                     ----

        /s/ Jerry R. Welch             Chairman, President, and      January 18, 2000
______________________________________  Chief Executive Officer
            Jerry R. Welch

      /s/ Raymond P. Springer          Executive Vice President      January 18, 2000
______________________________________  and Chief Financial
         Raymond P. Springer            Officer (Principal
                                        Financial and
                                        Accounting Officer)

______________________________________ Director                      January   , 2000
           Richard A. Kayne

          /s/ Fred Kayne               Director                      January 18, 2000
______________________________________
              Fred Kayne

         /s/ David Schwab              Director                      January 18, 2000
______________________________________
             David Schwab
